UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021
Commission File Number: 001-34677

SCORPIO TANKERS INC.
(Translation of registrant’s name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Report on Form 6-K contains Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements, and the accompanying notes thereto, for the six-month period ended June 30, 2021 of Scorpio Tankers Inc. (the “Company”), which is attached hereto as Exhibit 99.1.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-230469) that was filed with the U.S. Securities and Exchange Commission with an effective date of March 22, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)
Dated: October 1, 2021
	By:	/s/ Brian Lee
Brian Lee
Chief Financial Officer

Exhibit 99.1
Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2021 and June 30, 2020
The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our unaudited condensed consolidated financial statements and accompanying notes thereto which are included herein, the discussion included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission, or the SEC, on March 31, 2021 and other financial information appearing elsewhere in this report. We prepare our financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. We have a fiscal year end of December 31. The unaudited condensed consolidated financial statements as of June 30, 2021 and for the six months ended June 30, 2021 and 2020 have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, or IAS 34. The unaudited condensed consolidated financial statements are presented in U.S. Dollars unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. Dollars in this report are at the rate applicable at the relevant date or the average rate during the applicable period or to the extent it relates to the balance sheet at the balance sheet date.
As used herein, “we,” “us,” “our” and the "Company” all refer to Scorpio Tankers Inc. and its subsidiaries. The term “Scorpio Pools” refers to the spot market-oriented pools of similarly sized vessels which are operated by companies affiliated with us. The “Trafigura Transaction” refers to the transaction with Trafigura Maritime Logistics Pte. Ltd., (“Trafigura”) in September 2019 pursuant to which we acquired leasehold interests in 19 product tankers.

Information on the Company
General
We are a provider of marine transportation of petroleum products worldwide. As of September 29, 2021, we owned, finance leased or bareboat chartered-in 131 product tankers (42 LR2, 12 LR1, 63 MR and 14 Handymax) that have a weighted average age of 5.7 years, which we refer to collectively as our Operating Fleet.
The following table presents summary information concerning our Operating Fleet as of September 29, 2021:

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned, sale leaseback or bareboat chartered-in vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	N/A
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	N/A
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	N/A
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	N/A
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	N/A
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	N/A
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	N/A
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax	N/A
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	N/A
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	N/A
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	N/A
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	N/A
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	N/A
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	N/A
15	STI Amber	2012	49,990	—	SMRP (2)	MR	Yes
16	STI Topaz	2012	49,990	—	SMRP (2)	MR	Yes
17	STI Ruby	2012	49,990	—	SMRP (2)	MR	Not Yet Installed

18	STI Garnet	2012	49,990	—	SMRP (2)	MR	Yes
19	STI Onyx	2012	49,990	—	SMRP (2)	MR	Yes
20	STI Fontvieille	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
21	STI Ville	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
22	STI Duchessa	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
23	STI Opera	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
24	STI Texas City	2014	49,990	—	SMRP (2)	MR	Yes
25	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
26	STI San Antonio	2014	49,990	—	SMRP (2)	MR	Yes
27	STI Venere	2014	49,990	—	SMRP (2)	MR	Yes
28	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
29	STI Aqua	2014	49,990	—	SMRP (2)	MR	Yes
30	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
31	STI Benicia	2014	49,990	—	SMRP (2)	MR	Yes
32	STI Regina	2014	49,990	—	SMRP (2)	MR	Yes
33	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes
34	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
35	STI Yorkville	2014	49,990	—	SMRP (2)	MR	Yes
36	STI Milwaukee	2014	49,990	—	SMRP (2)	MR	Yes
37	STI Battery	2014	49,990	—	SMRP (2)	MR	Yes
38	STI Soho	2014	49,990	—	SMRP (2)	MR	Yes
39	STI Memphis	2014	49,990	—	SMRP (2)	MR	Yes
40	STI Tribeca	2015	49,990	—	SMRP (2)	MR	Yes
41	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Yes
42	STI Bronx	2015	49,990	—	SMRP (2)	MR	Yes
43	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Yes
44	STI Manhattan	2015	49,990	—	SMRP (2)	MR	Yes
45	STI Queens	2015	49,990	—	SMRP (2)	MR	Yes
46	STI Osceola	2015	49,990	—	SMRP (2)	MR	Yes
47	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR	Yes
48	STI Seneca	2015	49,990	—	SMRP (2)	MR	Yes
49	STI Westminster	2015	49,687	1B	SMRP (2)	MR	Yes
50	STI Brooklyn	2015	49,990	—	SMRP (2)	MR	Yes
51	STI Black Hawk	2015	49,990	—	SMRP (2)	MR	Yes
52	STI Galata	2017	49,990	—	SMRP (2)	MR	Yes
53	STI Bosphorus	2017	49,990	—	SMRP (2)	MR	Not Yet Installed
54	STI Leblon	2017	49,990	—	SMRP (2)	MR	Yes
55	STI La Boca	2017	49,990	—	SMRP (2)	MR	Yes
56	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
57	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
58	STI Esles II	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
59	STI Jardins	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
60	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
61	STI Majestic	2019	50,000	—	SMRP (2)	MR	Yes
62	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
63	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
64	STI Magnetic	2019	50,000	—	SMRP (2)	MR	Yes

65	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
66	STI Magister (formerly STI Master)	2019	50,000	—	SMRP (2)	MR	Yes
67	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
68	STI Marshall	2019	50,000	—	SMRP (2)	MR	Yes
69	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
70	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
71	STI Miracle	2020	50,000	—	SMRP (2)	MR	Yes
72	STI Maestro	2020	50,000	—	SMRP (2)	MR	Yes
73	STI Mighty	2020	50,000	—	SMRP (2)	MR	Yes
74	STI Maximus	2020	50,000	—	SMRP (2)	MR	Yes
75	STI Excel	2015	74,000	—	SLR1P (3)	LR1	Not Yet Installed
76	STI Excelsior	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
77	STI Expedite	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
78	STI Exceed	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
79	STI Executive	2016	74,000	—	SLR1P (3)	LR1	Yes
80	STI Excellence	2016	74,000	—	SLR1P (3)	LR1	Yes
81	STI Experience	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
82	STI Express	2016	74,000	—	SLR1P (3)	LR1	Yes
83	STI Precision	2016	74,000	—	SLR1P (3)	LR1	Yes
84	STI Prestige	2016	74,000	—	SLR1P (3)	LR1	Yes
85	STI Pride	2016	74,000	—	SLR1P (3)	LR1	Yes
86	STI Providence	2016	74,000	—	SLR1P (3)	LR1	Yes
87	STI Elysees	2014	109,999	—	SLR2P (4)	LR2	Yes
88	STI Madison	2014	109,999	—	SLR2P (4)	LR2	Yes
89	STI Park	2014	109,999	—	SLR2P (4)	LR2	Yes
90	STI Orchard	2014	109,999	—	SLR2P (4)	LR2	Yes
91	STI Sloane	2014	109,999	—	SLR2P (4)	LR2	Yes
92	STI Broadway	2014	109,999	—	SLR2P (4)	LR2	Yes
93	STI Condotti	2014	109,999	—	SLR2P (4)	LR2	Yes
94	STI Rose	2015	109,999	—	SLR2P (4)	LR2	Yes
95	STI Veneto	2015	109,999	—	SLR2P (4)	LR2	Yes
96	STI Alexis	2015	109,999	—	SLR2P (4)	LR2	Yes
97	STI Winnie	2015	109,999	—	SLR2P (4)	LR2	Yes
98	STI Oxford	2015	109,999	—	SLR2P (4)	LR2	Yes
99	STI Lauren	2015	109,999	—	SLR2P (4)	LR2	Yes
100	STI Connaught	2015	109,999	—	SLR2P (4)	LR2	Yes
101	STI Spiga	2015	109,999	—	SLR2P (4)	LR2	Yes
102	STI Savile Row	2015	109,999	—	SLR2P (4)	LR2	Yes
103	STI Kingsway	2015	109,999	—	SLR2P (4)	LR2	Yes
104	STI Carnaby	2015	109,999	—	SLR2P (4)	LR2	Yes
105	STI Solidarity	2015	109,999	—	SLR2P (4)	LR2	Yes
106	STI Lombard	2015	109,999	—	SLR2P (4)	LR2	Yes
107	STI Grace	2016	109,999	—	SLR2P (4)	LR2	Yes
108	STI Jermyn	2016	109,999	—	SLR2P (4)	LR2	Yes
109	STI Sanctity	2016	109,999	—	SLR2P (4)	LR2	Yes
110	STI Solace	2016	109,999	—	SLR2P (4)	LR2	Yes

111	STI Stability	2016	109,999	—	SLR2P (4)	LR2	Yes
112	STI Steadfast	2016	109,999	—	SLR2P (4)	LR2	Yes
113	STI Supreme	2016	109,999	—	SLR2P (4)	LR2	Not Yet Installed
114	STI Symphony	2016	109,999	—	SLR2P (4)	LR2	Yes
115	STI Gallantry	2016	113,000	—	SLR2P (4)	LR2	Yes
116	STI Goal	2016	113,000	—	SLR2P (4)	LR2	Yes
117	STI Nautilus	2016	113,000	—	SLR2P (4)	LR2	Yes
118	STI Guard	2016	113,000	—	SLR2P (4)	LR2	Yes
119	STI Guide	2016	113,000	—	SLR2P (4)	LR2	Yes
120	STI Selatar	2017	109,999	—	SLR2P (4)	LR2	Yes
121	STI Rambla	2017	109,999	—	SLR2P (4)	LR2	Yes
122	STI Gauntlet	2017	113,000	—	SLR2P (4)	LR2	Yes
123	STI Gladiator	2017	113,000	—	SLR2P (4)	LR2	Yes
124	STI Gratitude	2017	113,000	—	SLR2P (4)	LR2	Yes
125	STI Lobelia	2019	110,000	—	SLR2P (4)	LR2	Yes
126	STI Lotus	2019	110,000	—	SLR2P (4)	LR2	Yes
127	STI Lily	2019	110,000	—	SLR2P (4)	LR2	Yes
128	STI Lavender	2019	110,000	—	SLR2P (4)	LR2	Yes
129	STI Beryl	2013	49,990	—	SMRP (2)	MR	Not Yet Installed	(5)
130	STI Le Rocher	2013	49,990	—	SMRP (2)	MR	Not Yet Installed	(5)
131	STI Larvotto	2013	49,990	—	SMRP (2)	MR	Not Yet Installed	(5)

	Total owned, finance leased or bareboat chartered-in DWT		9,223,160

(1)	This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is a Scorpio Pool and is operated by Scorpio Commercial Management S.A.M., or SCM. SHTP and SCM are related parties of the Company.
(2)	This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is a Scorpio Pool and is operated by SCM. SMRP and SCM are related parties of the Company.
(3)	This vessel operates in the Scorpio LR1 Pool, or SLR1P. SLR1P is a Scorpio Pool and is operated by SCM. SLR1P and SCM are related parties of the Company.
(4)	This vessel operates in the Scorpio LR2 Pool, or SLR2P. SLR2P is a Scorpio Pool and is operated by SCM. SLR2P and SCM are related parties of the Company.
(5)	In April 2017, we sold and leased back this vessel, on a bareboat basis, for a period of up to eight years for $8,800 per day. The sales price was $29.0 million per vessel, and we have the option to purchase this vessel beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market-based prices. Additionally, a deposit of $4.35 million per vessel was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised or refunded to us at the expiration of the agreement.

RECENT DEVELOPMENTS
Declaration of dividend
In August 2021, our Board of Directors declared a quarterly cash dividend of $0.10 per common share, which was paid on September 29, 2021 to all shareholders of record as of September 9, 2021.
Convertible Notes due 2022 and 2025
In September 2021, the conversion rates of the Convertible Notes due 2022 and Convertible Notes due 2025 were adjusted to reflect the payment of a cash dividend on September 29, 2021 to all shareholders of record as of September 9, 2021. The new conversion rates for each of the Convertible Notes due 2022 and Convertible Notes due 2025 is 26.9419 of the Company’s common shares, representing an increase of the prior conversion rates of 0.1540 shares for each $1,000 principal amount of the Convertible Notes due 2022 and Convertible Notes due 2025.
At the Market Offering Program of Senior Notes due 2025
During the third quarter of 2021, we issued $9.5 million aggregate principal amount of Senior Notes due 2025 under the Distribution Agreement for Additional Notes (each defined below under "Long Term Debt Obligations and Credit Arrangements") resulting in $9.3 million in aggregate net proceeds (net of underwriters commissions and expenses).
Scrubber purchases
In August 2021, we declared options to purchase and install scrubbers on six vessels (five LR1s and an LR2). The scrubbers are expected to be installed within the first half of 2022.
Investment in dual fuel tankers
During the third quarter of 2021, we acquired a minority interest in a portfolio of nine product tankers for approximately $7.0 million. As part of this agreement, we acquired a 50% interest in a joint venture that ultimately has a minority interest in the entities that own the vessels. The portfolio consists of five dual-fuel MR Methanol tankers (built between 2016 and 2021) which, in addition to traditional petroleum products, are designed to both carry methanol as a cargo and to consume it as a fuel, along with four ice class 1A LR1 product tankers. The dual-fuel MR methanol tankers are currently on long-term time charter contracts greater than five years.
CSSC Lease Financing and CSSC Scrubber Lease Financing
In September 2021, we amended and restated the terms of our sale and leaseback arrangement with CSSC (Hong Kong) Shipping Company Limited for five LR2 vessels (STI Gratitude, STI Gladiator, STI Gauntlet, STI Guide and STI Goal). Under the terms of the amended and restated agreement, the borrowing amount increased to $140.7 million from $128.9 million at the time of the transaction, resulting in a net additional borrowing of $11.8 million.
The tenor of the arrangement remained unchanged (with each lease scheduled to expire throughout 2026 and 2027), however, upon notice, we now have the option under the amended and restated arrangement to extend the lease for each vessel by an additional 24 months. The interest under the amended and restated agreement was reduced to LIBOR plus a margin of 3.50% per annum from LIBOR plus a margin of 4.60% and the principal balance is scheduled to be repaid in equal installments of approximately $0.2 million per vessel per month. Each lease also contains purchase options to re-acquire each of the subject vessels beginning on the second anniversary date from the effective date of the amended agreement, with a purchase obligation for each vessel upon the expiration of each agreement.
Our CSSC Lease Financing includes a covenant that requires that the fair market value of each vessel leased under the facility shall at all times be no less than 125% of the outstanding balance for such vessel.

Overview
We, or the commercial pools that we operate in, generate revenues by charging customers for the transportation of their refined oil and other petroleum products using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:
•Voyage charters, which are charters for short intervals that are priced on current, or “spot,” market rates.
•Time or bareboat charters, which are vessels chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.
•Commercial pools, whereby we participate with other shipowners to operate a large number of vessels as an integrated transportation system, which offers customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools negotiate charters primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment (described below), thus generating higher effective time charter equivalent, or TCE, revenues than otherwise might be obtainable in the spot market.
    For all types of vessels in contractual relationships, we are responsible for crewing and other vessel operating costs for our owned, finance leased or bareboat chartered-in vessels and for the charterhire expense for vessels that we time or bareboat charter-in.
The table below illustrates the primary distinctions among these different employment arrangements:

	Voyage Charter	Time Charter	Bareboat Charter	Commercial Pool
Typical contract length	Single voyage	One year or more	One year or more	Varies
Hire rate basis(1)	Varies	Daily	Daily	Varies
Voyage expenses(2)	We pay	Customer pays	Customer pays	Pool pays
Crewing and other vessel operating costs for owned, finance leased, or bareboat chartered-in vessels(3)	We pay	We pay	Customer pays	We pay
Charterhire expense for time or bareboat chartered-in vessels(3)	We pay	We pay	We pay	We pay
Off-hire(4)	Customer does not pay	Customer does not pay	Varies	Pool does not pay
(1)    “Hire rate” refers to the basic payment from the charterer for the use of the vessel.
(2)    “Voyage expenses” refers to expenses incurred due to a vessel’s traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent’s fees, canal dues and extra war risk insurance, as well as commissions.
(3)    "Vessel operating costs" and "Charterhire expense" are defined below under “Important Financial and Operational Terms and Concepts.”
(4)    “Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings. For time chartered-in vessels, we do not pay the charterhire expense when the vessel is off-hire.
Please see our fleet list for a description of the employment arrangement for each of our vessels.
Our vessels are commercially managed by SCM and technically managed by Scorpio Ship Management S.A.M., or SSM, pursuant to a master agreement, as amended and restated from time to time (the "Master Agreement"). SCM and SSM are controlled by the Lolli-Ghetti family, of which Emanuele Lauro, our founder, Chairman and Chief Executive Officer, and Filippo Lauro, our Vice President, are members. We expect that additional vessels that we may acquire in the future will also be managed under the Master Agreement or on substantially similar terms as those contained in the Master Agreement.
SCM’s commercial management services include securing employment, in the spot market and on time charters, for our vessels. SCM also manages the Scorpio Pools in which our vessels are employed.

SSM’s technical management services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support.
We have also entered into an amended administrative services agreement (the "Amended Administrative Services Agreement") with Scorpio Services Holding Limited, or SSH, an entity controlled by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. We reimburse SSH for direct or indirect expenses it incurs in providing us with the administrative services described above. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio group of companies, or Scorpio. Further, SSH has agreed, on behalf of itself and other members of Scorpio, that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.
Our Amended Administrative Services Agreement may be terminated by us upon two years’ notice.
Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts including the following:
Vessel revenues. Vessel revenues primarily include revenues from time and bareboat charters, pool revenues and voyage charters (in the spot market). Vessel revenues are affected by hire rates and the number of days a vessel operates. Vessel revenues are also affected by the mix of business between vessels on time and bareboat charter, vessels in pools and vessels operating on voyage charter. Revenues from vessels in pools and on voyage charter are more volatile, as they are typically tied to prevailing market rates.
Voyage charters. Voyage charters or spot voyages are charters under which the customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. We pay all of the voyage expenses for these types of charters.
Voyage expenses. Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters. These expenses are subtracted from voyage charter revenues to calculate TCE revenues.
Vessel operating costs. For our owned, finance leased or bareboat chartered-in vessels, we are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees. The two largest components of our vessel operating costs are crew costs, and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydocking. Please read “Drydocking” below. We expect these expenses to increase as our fleet matures and to the extent that it expands.
Additionally, these costs include technical management fees that we paid to SSM, a related party which is controlled by the Lolli-Ghetti family. Pursuant to our Master Agreement, SSM provides us with technical services, and we provide them with the ability to subcontract technical management of our vessels.
Charterhire. Charterhire is the amount we pay the owner for time or bareboat chartered-in vessels. The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.
•Time chartered-in vessels. The vessel's owner is responsible for the vessel operating costs.
•Bareboat chartered-in vessels. The charterer is responsible for the vessels operating costs.
Drydocking. We periodically drydock each of our owned or finance leased vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 to 60 months. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We immediately expense costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.
Depreciation. Depreciation expense typically consists of:
•charges related to the depreciation of the historical cost of our owned or finance leased vessels (less an estimated residual value) over the estimated useful lives of the vessels; and

•charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.

    TCE revenue or rates. We report TCE revenue, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measures, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. TCE revenue is vessel revenue less voyage expenses, including bunkers and port charges. The TCE rate achieved on a given voyage is expressed in U.S. dollars per day and is generally calculated by taking TCE revenue and dividing that figure by the number of revenue days in the period.
    The following table reflects our daily TCE and operating expenses for the six months ended June 30, 2021 and 2020. For a reconciliation of TCE revenue, deduct voyage expenses from revenue on our unaudited condensed consolidated statements of income or loss. See the section below entitled "Results of Operations" for the reconciliation of these amounts.

	For the six months ended June 30,
Average Daily Results	2021	2020
Fleet
TCE per revenue day (1)	$11,552	$26,250
Vessel operating costs per day(2)	$6,848	$6,499
Average number of vessels	132.7	136.3

LR2
TCE per revenue day (1)	$11,949	$36,503
Vessel operating costs per day(2)	$6,687	$6,699
Average number of vessels	42.0	42.0

LR1
TCE per revenue day (1)	$11,378	$28,701
Vessel operating costs per day(2)	$6,618	$6,785
Average number of vessels	12.0	12.0

MR
TCE per revenue day (1)	$11,871	$21,196
Vessel operating costs per day(2)	$6,963	$6,291
Average number of vessels	63.0	61.4

Handymax
TCE per revenue day (1)	$9,286	$20,117
Vessel operating costs per day(2)	$6,994	$6,548
Average number of vessels	15.7	20.9

Drydock
Expenditures for drydock, scrubbers and BWTS(3) (in thousands of U.S. dollars)	$27,308	$119,805
(1)    Freight rates are commonly measured in the shipping industry in terms of TCE per day, which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (TCE revenue) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned, finance leased or chartered-in less the number of days the vessel is off-hire for drydock and repairs.

(2)    Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to the owned, finance leased or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned, finance leased or bareboat chartered-in vessels, not our time chartered-in vessels.
(3)    Includes payments for drydock, scrubbers and ballast water treatment systems, or BWTS.
Revenue days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net vessel revenues between periods.
Average number of vessels. Historical average number of owned or finance leased vessels consists of the average number of vessels that were in our possession during a period. We use average number of vessels primarily to highlight changes in vessel operating costs and depreciation and amortization.
Contract of affreightment. A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and shipowner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the shipowner may use different vessels to perform these individual voyages. As a result, COAs are mostly entered into by large fleet operators, such as pools or shipowners with large fleets of the same vessel type. When our vessels are employed on COAs, we pay the voyage expenses while the freight rate normally is agreed on a per cargo ton basis.
Commercial pools. To increase vessel utilization and revenues, we participate in commercial pools with other shipowners and operators of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenue than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers.
Operating days. Operating days are the total number of available days in a period with respect to the owned, finance leased or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned, finance leased or bareboat chartered-in vessels, not our time chartered-in vessels.
Items You Should Consider When Evaluating Our Results
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

Our vessel revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those vessels we trade in the spot market. We employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks, depending on our outlook for freight rates, oil tanker market conditions and global economic conditions. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity. The supply of tanker capacity is influenced by the number and size of new vessels built, vessels scrapped, converted and lost, the number of vessels that are out of service, and regulations that may effectively cause early obsolescence of tonnage. The demand for tanker capacity is influenced by, among other factors:
•global and regional economic and political conditions;
•increases and decreases in production of and demand for crude oil and petroleum products;
•increases and decreases in OPEC oil production quotas;
•the distance crude oil and petroleum products need to be transported by sea; and
•developments in international trade and changes in seaborne and other transportation patterns.
Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance that is typically conducted in the summer months. In addition, unpredictable weather patterns during the winter months in the northern hemisphere tend to disrupt vessel routing and scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger during the quarters ended March 31 and December 31.
Our expenses were affected by the fees we pay SCM, SSM, and SSH for commercial management, technical management and administrative services, respectively. SCM, SSM and SSH, companies controlled by the Lolli-Ghetti family of which our founder, Chairman and Chief Executive Officer and our Vice President are members, provide commercial, technical and administrative management services to us, respectively. We pay fees under our Master Agreement with SCM and SSM for our vessels that operate both within and outside of the Scorpio Pools.  When our vessels are operating in one of the Scorpio Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1 vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture. For commercial management of our vessels that are not operating in any of the Scorpio Pools, we pay SCM a fee of $250 per vessel per day for each LR1 and LR2 vessel and $300 per vessel per day for each Handymax and MR vessel, plus 1.25% commission on gross revenues per charter fixture.
    Pursuant to the Master Agreement, the fixed annual technical management fee that we pay to SSM was reduced from $250,000 per vessel to $175,000, effective January 1, 2018 and certain services previously provided as part of the fixed fee are now itemized.  The aggregate cost, including the costs that are now itemized, for the services provided under the technical management agreement did not and are not expected to materially differ from the annual management fee charged prior to the amendment.
We also reimburse SSH for direct or indirect expenses it incurs in providing us with the administrative services described above.

Results of Operations
Results of Operations for the six months ended June 30, 2021 compared to the six months ended June 30, 2020

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2021	2020	favorable / (unfavorable)	Change
Vessel revenue	$273,607	$600,407	$(326,800)	(54)%
Vessel operating costs	(163,900)	(161,221)	(2,679)	(2)%
Voyage expenses	(2,781)	(7,125)	4,344	61%
Depreciation - owned or sale leaseback vessels	(98,006)	(94,943)	(3,063)	(3)%
Depreciation - right of use assets	(22,041)	(26,806)	4,765	18%
General and administrative expenses	(26,884)	(36,010)	9,126	25%
Financial expenses	(69,973)	(83,892)	13,919	17%
Loss on Convertible Notes Exchange	(5,504)	—	(5,504)	N/A
Financial income	412	860	(448)	(52)%
Other income and (expenses), net	(106)	(702)	596	85%
Net (loss) / income	$(115,176)	$190,568	$(305,744)	(160)%
    Net income / (loss). Net loss for the six months ended June 30, 2021 was $115.2 million, a decrease of $305.7 million from the net income of $190.6 million for the six months ended June 30, 2020. The differences between the two periods are discussed below.
    Vessel revenue. Vessel revenue for the six months ended June 30, 2021 was $273.6 million, a decrease of $326.8 million, or 54%, from vessel revenue of $600.4 million for six months ended June 30, 2020. Consolidated TCE revenue per day decreased to $11,552 per day for the six months ended June 30, 2021 from $26,250 per day for the six months ended June 30, 2020. Our revenues during these periods were significantly impacted by the COVID-19 pandemic. Initially, the onset of the COVID-19 pandemic in March 2020 resulted in a sharp reduction of economic activity and a corresponding reduction in the global demand for oil and refined petroleum products. This period of time was also marked by extreme volatility in the oil markets and the development of a steep contango in the prices of oil and refined petroleum products. Consequently, an abundance of arbitrage and floating storage opportunities opened up, which resulted in record increases in spot TCE rates during the second quarter of 2020 and thus, record revenues. Due to a lack of demand for underlying oil consumption, these market dynamics led to a build-up of global oil and refined petroleum product inventories.
In June 2020, as underlying oil markets stabilized and global economies began to recover, the excess inventories that built up during this period began to slowly unwind. Nevertheless, global demand for oil and refined petroleum products remained subdued as governments around the world continued to impose travel restrictions and other measures in an effort to curtail the spread of the virus. These market conditions, marked by lower consumption and drawdowns from existing inventories, had an adverse impact on the demand for our vessels beginning in the third quarter of 2020 and continuing through the first half of 2021.
To a lesser extent, revenue also decreased as a result of a decrease in our number of operating vessels to an average of 132.7 operating vessels during the six months ended June 30, 2021 from an average of 136.3 operating vessels during the six months ended June 30, 2020 which was primarily the result of the expiration of bareboat charters on certain Handymax vessels. Daily TCE revenue, by operating segment is discussed below.
    The following table depicts the components of our revenue, our daily TCE revenue and revenue days for the six months ended June 30, 2021 and 2020.

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2021	2020	favorable / (unfavorable)	Change
Pool revenue by operating segment
MR	$131,272	$211,567	$(80,295)	(38)%
LR2	88,278	244,046	(155,768)	(64)%
Handymax	25,783	76,012	(50,229)	(66)%
LR1	23,344	56,855	(33,511)	(59)%
Total pool revenue	268,677	588,480	(319,803)	(54)%
Voyage revenue (spot market)	4,930	11,927	(6,997)	(59)%
Gross revenue	273,607	600,407	(326,800)	(54)%
Voyage expenses	(2,781)	(7,125)	4,344	61%
TCE revenue (1)	$270,826	$593,282	$(322,456)	(54)%

Daily pool TCE by operating segment: (1)

MR pool	$11,919	$21,439	$(9,520)	(44)%
LR2 pool	11,982	37,406	(25,424)	(68)%
Handymax pool	9,320	20,145	(10,825)	(54)%
LR1 pool	11,411	28,713	(17,302)	(60)%
Consolidated daily pool TCE	11,588	26,575	(14,987)	(56)%
Voyage (spot market) - daily TCE	8,449	10,741	(2,292)	(21)%
Consolidated daily TCE	11,552	26,250	(14,698)	(56)%

Pool revenue days per operating segment
MR	11,013	9,869	1,144	12%
LR2	7,368	6,524	844	13%
Handymax	2,725	3,764	(1,039)	(28)%
LR1	2,046	1,980	66	3%
Total pool revenue days	23,152	22,137	1,015	5%
Voyage (spot market) revenue days	275	465	(190)	(41)%
Total revenue days	23,427	22,602	825	4%
(1) We report TCE revenues, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measures, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors.
Pool revenue. Pool revenue for the six months ended June 30, 2021 was $268.7 million, a decrease of $319.8 million, or 54%, from $588.5 million for the six months ended June 30, 2020. Consolidated pool TCE per day decreased significantly while pool revenue days increased by 5%. The decrease in pool TCE revenue per day during the six months ended June 30, 2021 can be characterized as follows:
•Towards the end of the first quarter of 2020, travel restrictions and other preventive measures to control the spread of the COVID-19 virus resulted in a precipitous decline in oil demand. Lack of corresponding production and refinery cuts resulted in a supply glut of oil and refined petroleum products, which was exacerbated by extreme oil price volatility from the Russia-Saudi Arabia oil price war. The oversupply of refined petroleum products and the contango in oil prices led to record floating storage and arbitrage opportunities of both crude and refined petroleum products. These market conditions, which began in March 2020, had a disruptive impact on the supply and demand balance of product tankers and resulted in significant and prolonged spikes in spot TCE rates as vessel availability tightened. These market conditions persisted for most of the second quarter of 2020 and began to abate in June 2020 as the underlying oil markets stabilized.
•During the six months ended June 30, 2021, pool revenues reflected the adverse market conditions brought on by the COVID-19 pandemic. Demand for crude and refined petroleum products remained below pre-pandemic levels given the ongoing efforts around the world to control the spread of the virus, particularly in countries with low vaccine uptake. Additionally, inventories that built up during the early part of 2020 continued to be drawn, thus having an adverse impact on the demand for the seaborne transportation of refined petroleum products.
The decrease in pool revenue was partially offset by an increase in pool revenue days to 23,152 days during the six months ended June 30, 2021 from 22,137 days during the six months ended June 30, 2020. This increase was due to fewer offhire days incurred during the six months ended June 30, 2021. During the six months ended June 30, 2020, we incurred 2,204 offhire days as many of our vessels underwent drydocks and scrubber installations. In addition to a greater number of vessels being drydocked during that time period, the average drydock times were higher as a result of the lockdowns and supply chain delays brought on by the COVID-19 pandemic. We incurred 583 offhire days during the six months ended June 30, 2021.
MR pool revenue. MR pool revenue for the six months ended June 30, 2021 was $131.3 million, a decrease of $80.3 million, or 38% from $211.6 million for the six months ended June 30, 2020. The decrease in pool revenue was driven by the aforementioned shifts in global supply and demand dynamics brought on by the COVID-19 pandemic as evidenced by the decrease in daily pool TCE revenue to $11,919 per day during the six months ended June 30, 2021 from $21,439 per day during the six months ended June 30, 2020. Partially offsetting this decrease was the number of pool revenue days, which increased to 11,013 days from 9,869 days during the six months ended June 30, 2021 and 2020, respectively. This was primarily due to a 958 day decrease in offhire days, substantially for drydock, BWTS, or scrubber installations, during the six months ended June 30, 2021 as compared to the six months ended June 30, 2020.
LR2 pool revenue. LR2 pool revenue for the six months ended June 30, 2021 was $88.3 million, a decrease of $155.8 million, or 64%, from $244.0 million for the six months ended June 30, 2020. Daily pool TCE revenue decreased to $11,982 per day during the six months ended June 30, 2021 from $37,406 per day during the six months ended June 30, 2020. The decrease in pool revenue was driven by the aforementioned shifts in global supply and demand dynamics brought on by the COVID-19 pandemic, specifically as floating storage opportunities (which has a greater impact on larger vessel classes) all but evaporated as the contango in oil futures that developed during the six months ended June 30, 2020 reversed, and became inverted during the six months ended June 30, 2021. This decrease was partially offset by an increase in pool revenue days to 7,368 from 6,524 days during the six months ended June 30, 2021 and 2020, respectively. This was primarily due to a 653 day decrease in offhire days, substantially for drydock, BWTS, or scrubber installations, and a 232 day decrease in the number of days our vessels operated in the spot market during the six months ended June 30, 2021 as compared to the six months ended June 30, 2020.
Handymax pool revenue. Handymax pool revenue for the six months ended June 30, 2021 was $25.8 million, a decrease of $50.2 million, or 66%, from $76.0 million for the six months ended June 30, 2020. The decrease in pool revenue was primarily driven by the aforementioned shifts in global supply and demand dynamics brought on by the COVID-19 pandemic as evidenced by the decrease in daily pool TCE revenue to $9,320 per day six months ended June 30, 2021 from $20,145 per day during the during the six months ended June 30, 2020. Pool revenue days also decreased to 2,725 days during the six months ended June 30, 2021 from 3,764 days during the six months ended June 30 2020 as a result of the redelivery of three Handymax vessels upon the expiration of their bareboat charters in the second and third quarters of 2020 and four Handymax vessels at the end of the first quarter of 2021, resulting in an aggregate decrease of 933 pool revenue days.
LR1 pool revenue. LR1 pool revenue for the six months ended June 30, 2021 was $23.3 million, a decrease of $33.5 million, or 59%, from $56.9 million for the six months ended June 30, 2020. Daily pool TCE revenue decreased to $11,411 per day during the six months ended June 30, 2021 from $28,713 per day during the six months ended June 30, 2020. The decrease in pool revenue was driven by the aforementioned shifts in global supply and demand dynamics brought on by the COVID-19 pandemic. The decrease in the daily TCE rate was offset by a slight increase in pool revenue days to 2,046 days from 1,980 days during the six months ended June 30, 2021 and 2020, respectively.
Voyage revenue (spot market). Voyage revenue for the six months ended June 30, 2021 was $4.9 million, a decrease of $7.0 million, or 59%, from $11.9 million for the six months ended June 30, 2020. This decrease was primarily the result of a decrease in the number of days our vessels operated in the spot market during the six months ended June 30, 2021. Six vessels operated in the spot market on a voyage charter for an aggregate of 275 days during the six months ended June 30, 2021 while 10 vessels operated in the spot market on voyage charters for an aggregate of 465 days during the six months ended June 30, 2020.

Vessel operating costs. Vessel operating costs for the six months ended June 30, 2021 were $163.9 million, an increase of $2.7 million, or 2%, from $161.2 million for the six months ended June 30, 2020. Daily vessel operating costs increased slightly to $6,848 per day from $6,499 per day during the six months ended June 30, 2021 and 2020, respectively. This increase was partially offset by a decrease in operating days to 24,010 from 24,806 during the six months ended June 30, 2021 and 2020, respectively.
The following table is a summary of our vessel operating costs by operating segment:

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2021	2020	favorable / (unfavorable)	change
Vessel operating costs
MR	$79,187	$70,213	$(8,974)	(13)%
LR2	50,834	51,286	452	1%
Handymax	19,814	24,904	5,090	20%
LR1	14,065	14,818	753	5%
Total vessel operating costs	$163,900	$161,221	$(2,679)	(2)%

Vessel operating costs per day
MR	$6,963	$6,291	$(672)	(11)%
LR2	6,687	6,699	12	—%
Handymax	6,994	6,548	(446)	(7)%
LR1	6,618	6,785	167	2%
Consolidated vessel operating costs per day	6,848	6,499	(349)	(5)%

Operating days
MR	11,403	11,175	228	2%
LR2	7,602	7,644	(42)	(1)%
Handymax	2,833	3,803	(970)	(26)%
LR1	2,172	2,184	(12)	(1)%
Total operating days	24,010	24,806	(796)	(3)%

MR vessel operating costs. Vessel operating costs for MR vessels for the six months ended June 30, 2021 were $79.2 million, an increase of $9.0 million, or 13%, from $70.2 million for the six months ended June 30, 2020. Daily vessel operating costs increased to $6,963 per day from $6,291 per day during the six months ended June 30, 2021 and 2020, respectively. This increase was primarily attributable to (i) costs incurred to transition technical managers for certain MRs that were acquired from Trafigura Maritime Logistics Pte. in September 2019 and (ii) increased crewing related costs (such as travel related costs, and extended stay bonuses) due to travel restrictions brought on by the COVID-19 pandemic.
LR2 vessel operating costs. Vessel operating costs for LR2 vessels for the six months ended June 30, 2021 were $50.8 million, a decrease of $0.5 million, or 1% from $51.3 million for the six months ended June 30, 2020. Operating days remained stable, decreasing slightly to 7,602 days from 7,644 days during the six months ended June 30, 2021 and 2020. Daily LR2 vessel operating costs also remained stable, decreasing slightly to $6,687 per day from $6,699 per day during the six months ended June 30, 2021 and 2020, respectively.
Handymax vessel operating costs. Vessel operating costs for Handymax vessels for the six months ended June 30, 2021 were $19.8 million, a decrease of $5.1 million, or 20%, from $24.9 million for the six months ended June 30, 2020. This decrease was primarily driven by the redelivery of three Handymax vessels upon the expiration of their bareboat charters in the second and third quarters of 2020 and four Handymax vessels at the end of the first quarter of 2021, as vessel operating days decreased to 2,833 during the six months ended June 30, 2021 from 3,803 days during the six months ended June 30, 2020. This decrease was slightly offset by an increase in daily vessel operating costs to $6,994 per day from $6,548 per day during the six months ended June 30, 2021 and 2020, respectively.

LR1 vessel operating costs. Vessel operating costs for LR1 vessels for the six months ended June 30, 2021 were $14.1 million, a decrease of $0.8 million, or 5%, from $14.8 million for the six months ended June 30, 2020. Vessel operating costs per day remained stable, decreasing slightly to $6,618 per day during the six months ended June 30, 2021 from $6,785 per day during the six months ended June 30, 2020. Operating days remained consistent at 2,172 days during the six months ended June 30, 2021, from 2,184 days during the during the six months ended June 30, 2020.
    Depreciation - owned or sale leaseback vessels. Depreciation expense on owned or sale leaseback vessels for the six months ended June 30, 2021 was $98.0 million, an increase of $3.1 million, or 3%, from $94.9 million during the six months ended June 30, 2020. Depreciation expense increased as a result of the installation of ballast water treatment systems and/or scrubbers on certain vessels during the second half of 2020 and first half of 2021.
Depreciation - right of use assets. Depreciation - right of use assets for the six months ended June 30, 2021 was $22.0 million, a decrease of $4.8 million, or 18%, from $26.8 million during the six months ended June 30, 2020. Depreciation expense – right of use assets reflects the straight-line depreciation expense recorded under IFRS 16 – Leases. Right of use asset depreciation expense was impacted by the delivery of an MR that was previously under construction in the third quarter of 2020 offset by the redelivery of three Handymax vessels upon the expiration of their bareboat charters in the second and third quarters of 2020 and four Handymax vessels at the end of the first quarter of 2021.
General and administrative expenses. General and administrative expenses for the six months ended June 30, 2021 were $26.9 million, a decrease of $9.1 million, or 25% from $36.0 million during the six months ended June 30, 2020. This decrease was primarily driven by a decrease in restricted stock amortization and compensation expenses.
Financial expenses. Financial expenses for the six months ended June 30, 2021 were $70.0 million, a decrease of $13.9 million, or 17%, from $83.9 million during the six months ended June 30, 2020. This decrease was primarily driven by significant decreases in LIBOR rates, which underpin all of our variable rate borrowings, which decreased significantly since the onset of the COVID-19 pandemic and have continued to remain low.
Financial expenses for the six months ended June 30, 2021 consisted of interest expense of $57.9 million, non-cash accretion of our Convertible Notes due 2022 and 2025 of $5.4 million, amortization and write-off of deferred financing fees of $5.0 million, and non-cash accretion or amortization of the fair value adjustments recorded upon the assumption of indebtedness from Navig8 Product Tankers Inc., or NPTI, of $1.7 million.
Financial expenses for the six months ended June 30, 2020 consisted of interest expense of $74.2 million, non-cash accretion of our Convertible Notes due 2022 of $4.6 million, amortization and write-off of deferred financing fees of $3.4 million and non-cash accretion or amortization of the fair value adjustments recorded upon the assumption of indebtedness from NPTI of $1.7 million.
Financial income. Financial income for the six months ended June 30, 2021 was $0.4 million, a decrease of $0.4 million, or 52%, from $0.9 million during the six months ended June 30, 2020. Financial income primarily related to interest income earned on our interest bearing cash accounts.

Liquidity and Capital Resources
Our primary source of funds for our short-term and long-term liquidity needs will be the cash flows generated from our vessels, which primarily operate in the Scorpio Pools or on time charter, in addition to cash on hand. The Scorpio Pools generally reduce volatility because (i) they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula and (ii) some of the vessels in the pool are on time charter.  Furthermore, spot charters provide flexibility and allow us to fix vessels at prevailing rates.
The financing for one vessel under our CITI / K-Sure Credit Facility of $19.3 million is scheduled to mature in March 2022. Additionally, during the second quarter of 2022, the following maturities are scheduled: (i) the financing for three vessels under the Citi/K-Sure Credit Facility of $57.6 million in aggregate, (ii) the Convertible Notes due 2022 of $69.7 million, and (iii) one vessel under the ING Credit Facility of $12.6 million in aggregate. While we believe our current financial position is adequate to address the maturity of these instruments, a deterioration in economic conditions could cause us to pursue other means to raise liquidity, such as through the sale of vessels, to meet these obligations.
Based on internal forecasts and projections, we believe that we have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to our debt service obligations, obligations under sale and leaseback arrangements, commitments under other leasing arrangements, and commitments under our scrubber and BWTS contracts) for a period of at least twelve months from September 29, 2021.
Since the beginning of calendar year 2020, the outbreak of COVID-19 has spread throughout the world and has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and volatility in the global financial and commodities markets, including oil and refined petroleum products. We expect that the COVID-19 pandemic will continue to cause volatility in the commodities markets. The scale and duration of these circumstances is unknowable but could have a material impact on our earnings, cash flow and financial condition for the remainder of 2021 and 2022.
As of June 30, 2021, our cash balance was $282.2 million, which was $94.7 million higher than our cash balance of $187.5 million as of December 31, 2020.
We continuously evaluate potential transactions that we believe will be accretive to earnings, enhance shareholder value, or are in the best interests of the Company, which may include the pursuit of business combinations, the acquisition of vessels or related businesses, the expansion of our operations, repayment of existing debt, share repurchases, short-term investments or other uses. In connection with any transaction, we may enter into additional financing arrangements, refinance existing arrangements or raise capital through public or private debt or equity offerings of our securities. Any funds raised by us may be used for any corporate purpose. There is no guarantee that we will grow the size of our fleet or enter into transactions that are accretive to our shareholders.
Our long-term liquidity needs as of June 30, 2021 consisted of our debt repayment obligations for our secured credit facilities, sale and leaseback arrangements, Senior Notes due 2025, Convertible Notes due 2022, Convertible Notes due 2025, obligations under our bareboat charter-in arrangements (which are accounted for under IFRS 16 - Leases) and obligations for the purchase of scrubbers and ballast water treatment systems.
Cash Flows
    The table below summarizes our sources and uses of cash for the six months ended June 30, 2021 and 2020, respectively.

	For the six months ended June 30,
In thousands of U.S. dollars	2021	2020
Cash flow data
Net cash inflow / (outflow)
Operating activities	$25,922	$292,095
Investing activities	(27,308)	(119,805)
Financing activities	96,104	(124,001)
Cash flows from operating activities
Six Months Ended June 30, 2021 compared to 2020
The following table sets forth the components of our operating cash flows for the six months ended June 30, 2021 and June 30, 2020, along with descriptions of the significant changes thereunder.

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2021	2020	favorable / (unfavorable)	Change
Vessel revenue (1)	$273,607	$600,407	$(326,800)	(54)%
Vessel operating costs (1)	(163,900)	(161,221)	(2,679)	(2)%
Voyage expenses (1)	(2,781)	(7,125)	4,344	61%
General and administrative expenses - cash (2)	(14,401)	(20,655)	6,254	30%
Financial expenses - cash (3)	(57,888)	(74,186)	16,298	22%
Change in working capital (4)	(9,021)	(45,283)	36,262	(80)%
Financial income - cash	116	580	(464)	(80)%
Other	190	(422)	612	(145)%
Operating cash flow	$25,922	$292,095	$(266,173)	(91)%
(1)     See "Results of Operations" for information on these variations for the six months ended June 30, 2021 and 2020.
(2)     Cash general and administrative expenses are General and administrative expenses from our unaudited condensed consolidated statements of income or loss excluding the amortization of restricted stock of $12.5 million and $15.4 million for the six months ended June 30, 2021 and 2020, respectively.
(3)     Cash financial expenses are Financial expenses from our unaudited condensed consolidated statements of income or loss excluding the following non-cash items: (i) the write-off and amortization of deferred financing fees of $5.0 million and $3.4 million for the six months ended June 30, 2021 and six months ended June 30, 2020, respectively; (ii) accretion of our Convertible Notes due 2022 and 2025 of $5.4 million and $4.6 million for the six months ended June 30, 2021 and 2020, respectively; and (iii) accretion or amortization of the fair value measurement applied to the debt and sale and leaseback obligations assumed in the merger with NPTI of $1.7 million in each of the six months ended June 30, 2021 and 2020, respectively.
(4) The change in working capital for the six months ended June 30, 2021 was driven by decreases in accrued expenses, accounts payable, increases in prepaid expenses and other current and non-current assets offset by increases in accounts receivable and inventories. The most significant change was the decrease in accrued expenses which was due to the decrease in compensation expenses during the six months ended June 30, 2021. The other changes were primarily driven by the timing of cash receipts and payments.
    The change in working capital for the six months ended June 30, 2020 was driven by increases in inventories and accounts receivable, decreases in accounts payable and accrued expenses, offset by decreases in prepaid expenses and other current assets, and other assets. The most significant change was the increase in accounts receivable which was due to the significant increase in revenue during the six months ended June 30, 2020 and the timing of the related cash receipts. The other changes were primarily driven by the timing of cash receipts and payments.
Cash flows from investing activities
The following table depicts the components of our investing activities for the six months ended June 30, 2021 and 2020, along with descriptions of the significant changes thereunder.

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2021	2020	favorable / (unfavorable)	Change
Cash outflows
Drydock, scrubber and BWTS and other vessel related payments (owned, finance leased and bareboat-in vessels)(1)	(27,308)	(119,805)	92,497	77%
Net cash outflow from investing activities	(27,308)	(119,805)	92,497	77%
(1)    Drydock, scrubbers and BWTS payments represent the cash paid for the six months ended June 30, 2021 and 2020 for the drydocking of our vessels, and payments made as part of the agreements to purchase and install scrubbers and BWTS. See the below section entitled "Capital Expenditures," for further discussion on vessels that were drydocked and had scrubber or BWTS installations during the six months ended June 30, 2021 and 2020.

Cash flows from financing activities
The following table depicts the components of our financing activities for the six months ended June 30, 2021 and 2020 along with descriptions of the significant changes thereunder.

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2021	2020	favorable / (unfavorable)	Change
Cash inflows
Drawdowns from our secured credit facilities (1)	$25,043	$279,969	$(254,926)	(91)%
Proceeds from issuance of Senior Notes due 2025 (1)	30,551	28,100	2,451	9%
Proceeds from finance lease arrangements (1)	311,984	10,125	301,859	2,981%
Issuance of unsecured Convertible Notes Due 2025 (1)	119,419	—	119,419	N/A
Gross proceeds from issuance of common stock (2)	—	2,601	(2,601)	(100)%
Total financing cash inflows	486,997	320,795	166,202	52%

Cash outflows
Repayments into our secured credit facilities (1)	(264,424)	(266,608)	2,184	1%
Payments under finance leases (1)	(77,025)	(61,299)	(15,726)	(26)%
Right of use finance lease repayments (1)	(28,674)	(41,668)	12,994	31%
Repayments of Unsecured Senior Notes due 2020 (1)	—	(53,750)	53,750	100%
Dividend payments (3)	(11,646)	(11,739)	93	1%
Debt issuance costs (4)	(9,124)	(9,706)	582	6%
Equity issuance costs	—	(26)	26	100%
Total financing cash outflows	(390,893)	(444,796)	53,903	12%

Net cash outflow from financing activities	$96,104	$(124,001)	$220,105	178%
(1)    Cash drawdowns and repayments on our secured credit facilities, unsecured debt, lease financing arrangements and leases being accounted for under IFRS 16 - Leases during the six months ended June 30, 2021 and 2020 consisted of:

	2021		2020
In thousands of U.S. dollars	Drawdowns	Repayments	Drawdowns	Repayments
KEXIM Credit Facility	—	(15,932)	—	(136,856)
ABN AMRO Credit Facility	—	—	—	(91,954)
ING Credit Facility	2,128	(161,090)	72,125	(6,369)
2018 NIBC Credit Facility	—	(31,066)	3,125	(1,615)
2017 Credit Facility	—	—	—	(6,632)
Credit Agricole Credit Facility	—	(4,283)	—	(4,284)
ABN AMRO / K-Sure Credit Facility	—	(1,926)	—	(1,926)
Citibank / K-Sure Credit Facility	—	(4,208)	—	(4,209)
ABN AMRO / SEB Credit Facility	—	(21,692)	3,249	(5,750)
Hamburg Commercial Credit Facility	—	(1,645)	1,429	(1,618)
Prudential Credit Facility	—	(2,773)	—	(2,311)
2019 DNB / GIEK Credit Facility	—	(3,556)	31,850	(979)
BNPP Sinosure Credit Facility	1,915	(5,167)	66,991	(2,105)
2020 $225 Million Credit Facility	—	(10,501)	101,200	—
2021 $21.0 Million Credit Facility	21,000	(585)	—	—
Total Secured Credit Facilities	$25,043	$(264,424)	$279,969	$(266,608)
Unsecured Senior Notes due 2020	—	—	—	(53,750)
Unsecured Senior Notes due 2025	30,551	—	28,100	—
Convertible Notes due 2025	119,419	—	—	—
Total Unsecured Senior Notes	$149,970	$—	$28,100	$(53,750)
Ocean Yield Lease Financing	—	(5,515)	—	(5,432)
CMBFL Lease Financing	—	—	—	(2,453)
BCFL Lease Financing (LR2s)	3,814	(5,228)	—	(4,111)
CSSC Lease Financing	—	(5,464)	—	(8,653)
CSSC Scrubber Lease Financing	—	(1,960)	—	(2,744)
BCFL Lease Financing (MRs)	5,779	(7,100)	—	(5,778)
2018 CMBFL Lease Financing	—	(6,504)	10,125	(5,058)
$116.0 Million Lease Financing	1,926	(4,840)	—	(3,502)
AVIC Lease Financing	—	(6,663)	—	(5,896)
China Huarong Lease Financing	10,000	(8,417)	—	(6,750)
$157.5 Million Lease Financing	—	(7,071)	—	(7,072)
COSCO Lease Financing	—	(3,850)	—	(3,850)
2020 CMBFL Lease Financing	—	(1,621)	—	—
2020 TSFL Lease Financing	—	(1,661)	—	—
2020 SPDBFL Lease Financing	—	(6,125)	—	—
2021 AVIC Lease Financing	96,352	(1,808)	—	—
2021 CMBFL Lease Financing	79,050	(1,225)	—	—
2021 TSFL Lease Financing	57,663	(1,096)	—	—
2021 CSSC Lease Financing	57,400	(877)	—	—
Total Finance Leases	$311,984	$(77,025)	$10,125	$(61,299)
IFRS 16 - Leases - 7 Handymax	—	(1,879)	—	(7,629)
IFRS 16 - Leases - Three MRs	—	(3,765)	—	(3,575)
$670.0 Million Lease Financing	—	(23,030)	—	(30,464)
Total Lease Liability - IFRS 16	$—	$(28,674)	$—	$(41,668)

(2) In June 2020, we sold an aggregate of 137,067 of our common shares at an average price of $18.79 per share for aggregate net proceeds of $2.6 million under our previously announced “at the market” offering program pursuant to which we may sell up to $100 million of our common shares.
(3)    Dividend payments to shareholders were $11.6 million and $11.7 million (based on the number of shares outstanding on each of the record dates) for the six months ended June 30, 2021 and 2020, respectively. These dividends represent total dividends of $0.20 per share during the six months ended June 30, 2021 and 2020.
(4)     Relates to debt issuance costs incurred for our secured credit facilities, unsecured senior notes and lease financing arrangements.
Long-Term Debt Obligations and Credit Arrangements
The following is a discussion of the key terms and conditions of our secured facilities, lease financing arrangements, unsecured senior notes and convertible senior notes. Our secured credit facilities may be secured by, among other things:
•a first priority mortgage over the relevant collateralized vessels;
•a first priority assignment of earnings, insurances and charters from the mortgaged vessels for the specific facility;
•a pledge of earnings generated by the mortgaged vessels for the specific facility; and
•a pledge of the equity interest of each vessel owning subsidiary under the specific facility.
Our debt and lease financing agreements may require us to comply with a number of covenants, including financial covenants related to liquidity, consolidated net worth, maximum leverage ratios, loan to value ratios and collateral maintenance, informational requirements, including the delivery of quarterly and annual financial statements and annual projections, and restrictive covenants, including maintenance of adequate insurances; compliance with laws (including environmental); compliance with the Employee Retirement Income and Security Act; maintenance of flag and class of the vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the manager of the vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants. Furthermore, our debt and lease financing agreements contain cross-default provisions, as well as subjective acceleration clauses under which the debt could become due and payable in the event of a material adverse change in the Company's business.
We were in compliance with all covenants relating to our borrowings as of June 30, 2021 and December 31, 2020.
The following table summarizes our outstanding indebtedness as of June 30, 2021 and September 29, 2021. The balances set forth below reflect the principal amounts due under each facility or lease financing arrangement as of each date and do not reflect any unamortized deferred financing fees or discounts / premiums attributable to the debt assumed in a business combination that was recorded as part of the purchase price allocation. The balance for the Convertible Notes due 2022 represents the face value of this instrument, and the balance for the Convertible Notes due 2025 represents the face value of this instrument plus interest that has accreted since the date of issuance pursuant to its accretion feature, which is described below.

In thousands of U.S. Dollars	Amount outstanding at June 30, 2021	Amount outstanding at September 29, 2021
ING Credit Facility	$32,386	$31,349
Credit Agricole Credit Facility	77,877	75,735
ABN AMRO / K-Sure Credit Facility	39,901	38,938
Citibank / K-Sure Credit Facility	82,610	80,506
ABN AMRO / SEB Credit Facility	76,164	73,635
Hamburg Commercial Credit Facility	38,670	37,847
Prudential Credit Facility	47,605	46,218
2019 DNB / GIEK Credit Facility	49,007	47,229
BNPP Sinosure Credit Facility	91,481	91,481
2020 $225 Million Credit Facility	198,389	193,139
2021 $21.0 Million Credit Facility	20,415	19,830
Ocean Yield Lease Financing	132,993	130,148
BCFL Lease Financing (LR2s)	84,783	82,064
CSSC Lease Financing	128,844	139,486
CSSC Scrubber Lease Financing	2,483	—
BCFL Lease Financing (MRs)	76,427	72,659
2018 CMBFL Lease Financing	118,489	115,237
$116.0 Million Lease Financing	100,887	98,335
AVIC Lease Financing	113,069	109,737
China Huarong Lease Financing	111,833	107,625
$157.5 Million Lease Financing	116,729	113,193
COSCO Lease Financing	64,900	62,975
2020 CMBFL Lease Financing	42,952	42,142
2020 TSFL Lease Financing	45,589	44,759
2020 SPDBFL Lease Financing	93,259	91,635
2021 AVIC Lease Financing	95,517	93,704
2021 CMBFL Lease Financing	77,825	76,195
2021 TSFL Lease Financing	56,567	56,567
2021 CSSC Lease Financing	56,523	55,208
IFRS 16 - Leases - Three MRs	33,171	31,221
$670.0 Million Lease Financing	570,261	558,430
Senior Notes due 2025	58,757	68,258
Convertible Notes due 2022	69,695	69,695
Convertible Notes due 2025	202,930	205,364
Total	$3,208,988	$3,160,544
Drawdowns from existing facilities
In January 2021, we executed an agreement to extend the availability period for future drawdowns on our BNPP Sinosure Credit Facility to June 15, 2022 from March 15, 2021. In March 2021, we drew down $1.9 million from our BNPP Sinosure Credit Facility (equally split between the Sinosure portion and the commercial portion of the credit facility) to partially finance the purchase and installation of a scrubber on an MR product tanker. This borrowing bears interest at LIBOR plus a margin of 1.80% for the Sinosure portion and 2.80% for the commercial portion. As a result of this drawdown, the scheduled semi-annual principal payments on this facility increased by $0.1 million to $5.2 million (for all tranches drawn).
In January 2021, we drew down $10.0 million from our China Huarong Lease Financing to partially finance the purchase and installations of scrubbers on five MR product tankers. These borrowings bear interest at LIBOR plus a margin of

3.50% and are scheduled to be repaid in equal quarterly installments of approximately $0.2 million per vessel through November 2023.
In January 2021, we drew down $2.1 million from our ING Credit Facility to partially finance the purchase and installations of scrubbers on two LR2 product tankers. These borrowings bear interest at LIBOR plus a margin of 1.95% and were scheduled to be repaid in equal quarterly installments of approximately $0.2 million per vessel through June 2022. These borrowings were repaid in May 2021 as part of the 2021 CSSC Lease Financing described below.
In January 2021, we drew down an aggregate of $11.4 million, which consisted of (i) $3.8 million under the BCFL Lease Financing (LR2s); (ii) $5.8 million under the BCFL Lease Financing (MRs) and (iii) $1.9 million under the $116.0 Million Lease Financing to partially finance the purchase and installations of scrubbers on six product tankers. All of these scrubber related borrowings are scheduled to be repaid over a period of three years from each drawdown date in fixed monthly installments (which includes interest) of approximately $50,000 to $60,000 per vessel.
Secured Debt
2021 $21.0 Million Credit Facility
In February 2021, we drew down $21.0 million on a term loan facility with a European financial institution (the "2021 $21.0 Million Credit Facility"). The proceeds of this loan facility were used to refinance the outstanding debt on an LR2 product tanker, STI Madison, that was previously financed under our KEXIM Credit Facility. We repaid the outstanding indebtedness of $15.9 million related to this vessel on the KEXIM Credit Facility in January 2021 upon its maturity. The loan facility has a final maturity of December 2022, bears interest at LIBOR plus a margin of 2.65% per annum, and is scheduled to be repaid in equal quarterly installments of approximately $0.6 million, with a balloon payment due upon maturity.
Our 2021 $21.0 Million Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of not less than $1.0 billion plus (i) 25% of the positive consolidated net income for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate outstanding principal amount of the loans under the credit facility.
Lease Financing
2021 AVIC Lease Financing
In February 2021, we closed on the sale and leaseback of two vessels (STI Memphis and STI Soho) with AVIC International Leasing Co., Ltd. for aggregate proceeds of $44.2 million (the “2021 AVIC Lease Financing”). We repaid the outstanding indebtedness of $30.0 million related to these vessels on the 2018 NIBC Credit Facility as part of these transactions. In March 2021, we closed on the sale and leaseback of two additional vessels (STI Lombard and STI Osceola) under the 2021 AVIC Lease Financing for aggregate proceeds of $53.1 million. We repaid the outstanding indebtedness of $29.6 million related to these vessels on the ING Credit Facility as part of these transactions.
Under the 2021 AVIC Lease Financing, each vessel is subject to a nine-year bareboat charter-in agreement. The lease financings bear interest at LIBOR plus a margin of 3.45% per annum and are scheduled to be repaid in equal aggregate quarterly repayments of approximately $1.8 million. Each agreement contains purchase options to re-acquire each of the subject vessels beginning on the second anniversary date from the delivery date of the respective vessel, with a purchase obligation upon the expiration of each agreement. Additionally, we are required to deposit with the lessor 1% of the borrowing amount, or $1.0 million in aggregate.
Our 2021 AVIC Lease Financing includes financial covenants that require us to maintain:
•Net debt to total capitalization shall not equal or exceed 70%.
•Net worth shall always exceed $650.0 million.
•The aggregate of the fair market value of the vessels provided as collateral under the lease financing shall at all times be no less than 115% of the then aggregate outstanding principal amount on or before the third anniversary date of the delivery of the vessel and 120% thereafter.

2021 CMBFL Lease Financing
In March 2021, we received a commitment to sell and leaseback four Handymax vessels (STI Comandante, STI Brixton, STI Pimlico and STI Finchley) and one MR vessel (STI Westminster) from CMB Financial Leasing Co. Ltd, or CMBFL (the "2021 CMBFL Lease Financing"). In March 2021, we closed on the sale and leaseback of the four aforementioned Handymax vessels under the 2021 CMBFL Lease Financing for aggregate proceeds of $58.8 million and repaid the outstanding indebtedness of $46.7 million related to these vessels on the ING Credit Facility as part of these transactions. In April 2021, we closed on the sale and leaseback of STI Westminster for aggregate proceeds of $20.25 million and repaid the outstanding indebtedness of $16.1 million related to this vessel on the ABN/SEB Credit Facility as part of this transaction.
Under the 2021 CMBFL Lease Financing, each vessel is subject to a seven-year bareboat charter-in agreement. The lease financings bear interest at LIBOR plus a margin of 3.25% per annum for the Handymax vessels and 3.20% per annum for the MR vessel. Each agreement contains purchase options to re-acquire each of the subject vessels beginning on the third anniversary date from the delivery date of the respective vessel, with a purchase option for each vessel upon the expiration of each agreement.
Our 2021 CMBFL Lease Financing includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The fair market value of each vessel leased under the facility shall at all times be no less than 120% of the outstanding balance for such vessel.
2021 TSFL Lease Financing
In March 2021, we closed on the sale and leaseback of three MR vessels (STI Black Hawk, STI Notting Hill and STI Pontiac) with Taiping & Sinopec Financial Leasing Co., Ltd. for aggregate proceeds of $57.7 million (the "2021 TSFL Lease Financing"). We repaid the outstanding indebtedness of $40.7 million related to these vessels on the ING Credit Facility as part of these transactions.
Under the 2021 TSFL Lease Financing, each vessel is subject to a seven-year bareboat charter-in agreement. The lease financings bear interest at LIBOR plus a margin of 3.2% per annum and are scheduled to be repaid in equal quarterly principal installments of approximately $0.4 million per vessel. Each agreement contains purchase options to re-acquire each of the subject vessels beginning on the second anniversary date from the delivery date of the respective vessel, with a purchase option for each vessel upon the expiration of each agreement.
Our 2021 TSFL Lease Financing includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion.
•The fair market value of each vessel leased under the facility shall at all times be no less than 115% of the outstanding balance for such vessel.
2021 CSSC Lease Financing
In May 2021, we closed on the sale and leaseback of two LR2 vessels (STI Grace and STI Jermyn) with CSSC (Hong Kong) Shipping Company Limited (the ‘2021 CSSC Lease Financing’) for aggregate proceeds of $57.4 million. We repaid the aggregate outstanding indebtedness of $36.9 million related to these two vessels on the ING Credit Facility as part of this transaction.
Under the 2021 CSSC Lease Financing, each vessel is subject to a six-year bareboat charter-in agreement. The lease financings bear interest at LIBOR plus a margin of 3.50% per annum and are scheduled to be repaid in equal principal installments of approximately $0.2 million per vessel per month. Each agreement contains purchase options to re-acquire each of the subject vessels beginning on the second anniversary date from the delivery date of the respective vessel, with a purchase obligation for each vessel upon the expiration of each agreement.

Our 2021 CSSC Lease Financing includes a covenant that requires that the fair market value of each vessel leased under the facility shall at all times be no less than 125% of the outstanding balance for such vessel.
Unsecured Debt
At the Market Offering Program
In January 2021, we entered into a note distribution agreement (the "Distribution Agreement") with B. Riley Securities, Inc. as the sales agent (the "Agent") under which we may offer and sell, from time to time, up to an additional $75.0 million aggregate principal amount of our 7.00% Senior Notes due 2025 (the "Additional Notes").
Any Additional Notes sold will be issued under that certain indenture pursuant to which we previously issued $28.1 million aggregate principal amount of 7.00% Senior Notes due 2025 (the "Senior Notes due 2025"), on May 29, 2020 (the "Initial Notes"). The Additional Notes will have the same terms as the Initial Notes (other than date of issuance), form a single series of debt securities with the Initial Notes and have the same CUSIP number and be fungible with the Initial Notes immediately upon issuance, including for purposes of notices, consents, waivers, amendments and any other action permitted under the aforementioned indenture. The Senior Notes due 2025 are listed on the NYSE under the symbol “SBBA.”
Sales of the Additional Notes may be made over a period of time, and from time to time, through the Agent, in transactions involving an offering of the Senior Notes due 2025 into the existing trading market at prevailing market prices.
During the six months ended June 30, 2021, we issued $30.7 million in aggregate principal amount of Senior Notes due 2025 under the program, resulting in $30.0 million in aggregate net proceeds (net of premium/discount and Agent's commissions and expenses).
During the third quarter of 2021 through the date of this report, we issued an additional $9.5 million aggregate principal amount of Senior Notes due 2025 under the Distribution Agreement for Additional Notes, resulting in $9.3 million in aggregate net proceeds (net of underwriters commissions and expenses).
Convertible Notes Exchange and New Issuance of Convertible Notes
In March 2021 and June 2021, we completed the exchange of approximately $62.1 million and $19.4 million, respectively, in aggregate principal amount of Convertible Notes due 2022 for approximately $62.1 million and $19.4 million, respectively in aggregate principal amount of new 3.00% Convertible Notes due 2025 (the "Convertible Notes due 2025") pursuant to separate, privately negotiated, agreements with certain holders of the Convertible Notes due 2022, which we refer to as the 2021 Convertible Notes Exchanges. Additionally, in March 2021 and June 2021, we issued and sold $76.1 million and $42.4 million, respectively, in aggregate principal amount of Convertible Notes due 2025 pursuant to separate, privately negotiated, agreements with certain investors in a private offering, which we refer to as the 2021 Convertible Notes Offerings. The Convertible Notes due 2025 that were issued in June 2021 as part of the 2021 Convertible Notes Offerings were issued at 102.25% of par, or $43.3 million, plus accrued interest.
The Convertible Notes due 2025 that were issued in June 2021 have the same terms as (other than date of issuance), form a single series of debt securities with, have the same CUSIP number and are fungible with, the 3.00% Convertible Senior Notes due 2025 that were issued in March 2021, including for purposes of notices, consents, waivers, amendments and any other action permitted under the Indenture.
The Convertible Notes due 2025 are our senior, unsecured obligations and bear coupon interest at a rate of 3.00% per year. Interest is payable semi-annually in arrears on May 15 and November 15 of each year, beginning on May 15, 2021. Additionally, commencing in March 2021, principal will accrete on the principal amount, compounded semi-annually, at a rate equal to approximately 5.5202% per annum, which principal amount, together with any accretions thereon, is the “Accreted Principal Amount”. The Accreted Principal Amount at maturity will equal 125.3% of par, which together with the 3.00% coupon interest rate, compounds to a yield-to-maturity of approximately 8.25%.
The Convertible Notes due 2025 will mature on May 15, 2025, unless earlier converted, redeemed or repurchased in accordance with their terms. The conversion rate of the Convertible Notes due 2025 was initially 26.6617 common shares per $1,000 principal amount of Convertible Notes due 2025 (equivalent to an initial conversion price of approximately $37.507 per common share), and is subject to adjustment upon the occurrence of certain events as set forth in the indenture governing the Convertible Notes due 2025 (such as the payment of dividends). As of June 30, 2021, the conversion rate of the Convertible Notes due 2025 was 26.7879 common shares per $1,000 principal amount of Convertible Notes due 2025 (equivalent to a conversion price of approximately $37.33 per common share).
The Convertible Notes due 2025 are freely convertible at the option of the holder and prior to the close of business on the 5th business day immediately preceding the maturity date. Upon conversion of the Convertible Notes due 2025, holders will receive shares of our common stock. We may, subject to certain exceptions, redeem the Convertible Notes due 2025 for cash, if at any time the per share volume-weighted average price of our common shares equals or exceeds 125.4% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the trading day immediately before the applicable redemption date; and (ii) the trading day immediately before such date of the redemption notice.
The Convertible Notes due 2025 require us to comply with certain covenants such as restrictions on consolidations, mergers or sales of assets. Additionally, if we undergo a fundamental change, as defined in the indenture, holders may require us to repurchase for cash all or any portion of their notes at a fundamental change repurchase price equal to 100% of the Accreted Principal Amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.
Accounting for the 2021 Convertible Notes Exchanges and 2021 Convertible Notes Offerings
We have accounted for the 2021 Convertible Notes Exchanges as extinguishments of the original financial liability and the recognition of a new liability on the basis that the terms of the Convertible Notes due 2022 are substantially different to the terms of the Convertible Notes due 2025. We recorded an aggregate loss on the extinguishment of the Convertible Notes due 2022 of $5.5 million as a result of the 2021 Convertible Notes Exchanges, which primarily arose from (i) the difference between the carrying value and the face value of the Convertible Notes due 2022 on the date of the exchange, and (ii) transaction costs directly attributable to the 2021 Convertible Notes Exchanges. We also determined that the fair value of the equity component of the exchanged portion of the Convertible Notes due 2022 was approximately $1.5 million. This amount was recorded as a reduction to additional paid-in capital as a result of the 2021 Convertible Notes Exchanges.
Upon the March 2021 and June 2021 issuances, we determined the initial carrying value of the liability component of the Convertible Notes due 2025, to be $132.9 million and $60.8 million, respectively. This determination was based on the fair value of a similar liability that does not have any associated conversion feature. We utilized the market pricing on unsecured bonds in the shipping sector as the basis for this determination. The residual value, attributable to the conversion feature, of $5.3 million and $2.4 million, was recorded to Additional paid-in capital upon the March 2021 and June 2021 issuances, respectively. The difference between the fair value of the liability component and the face value of the Convertible Notes due 2025 will accrete over the term of the Convertible Notes due 2025 under the effective interest method and recorded as part of financial expenses.
The Accreted Principal Amount feature will accrete over the term of the Convertible Notes due 2025 under the effective interest method and recorded as part of financial expenses. The following table sets forth the Accreted Principal Amount per $1,000 principal amount of the Convertible Notes due 2025 per the indenture as of the specified dates during the period from the issue date through the maturity date:

Date	Accreted Principal Amount
March 25, 2021	$100.0000
May 15, 2021	$100.7125
November 15, 2021	$103.3669
May 15, 2022	$106.1308
November 15, 2022	$109.0087
May 15, 2023	$112.0053
November 15, 2023	$115.1255
May 15, 2024	$118.3744
November 15, 2024	$121.7574
May 15, 2025	$125.2798
At June 30, 2021, the carrying value of the liability components of the Convertible Notes due 2022 and Convertible Notes due 2025 were $66.5 million and $196.3 million, respectively. At June 30, 2021, the outstanding indebtedness of the Convertible Notes due 2022 and Convertible Notes due 2025, inclusive of the Accreted Principal Amount, was $69.7 million and $202.9 million, respectively. During the six months ended June 30, 2021, we incurred $1.8 million of coupon interest and $2.9 million of non-cash accretion on the Convertible Notes due 2022 and $1.1 million of coupon interest and $2.5 million of non-cash accretion on the Convertible Notes due 2025.
Convertible Notes Rate Adjustments
On March 2, 2021, the conversion rate of our Convertible Notes due 2022 was adjusted to reflect the payment of a cash dividend on March 15, 2021 to all shareholders of record as of March 2, 2021. The new conversion rate for the

Convertible Notes due 2022 was 26.6617 of the Company's common shares, representing an increase of the prior conversion rate of 0.1806 for each $1,000 principal amount of the Convertible Notes due 2022.
On May 21, 2021, the conversion rates of our Convertible Notes due 2022 and Convertible Notes due 2025 were adjusted to reflect the payment of a cash dividend on June 15, 2021 to all shareholders of record as of May 21, 2021. The new conversion rates for each of the Convertible Notes due 2022 and Convertible Notes due 2025 was 26.7879 of the Company's common shares, representing an increase of the prior conversion rate of 0.1262 for each $1,000 principal amount of the Convertible Notes due 2022 and Convertible Notes due 2025.
In September 2021, the conversion rates of the Convertible Notes due 2022 and Convertible Notes due 2025 were adjusted to reflect the payment of a cash dividend on September 29, 2021 to all shareholders of record as of September 9, 2021. The new conversion rates for each of the Convertible Notes due 2022 and Convertible Notes due 2025 is 26.9419 of the Company’s common shares, representing an increase of the prior conversion rates of 0.1540 shares for each $1,000 principal amount of the Convertible Notes due 2022 and Convertible Notes due 2025.
IFRS 16 - lease liabilities
IFRS 16 - Leases - 7 Handymax
In March 2021, our remaining bareboat charter-in arrangements for four Handymax vessels (Style, Stone, Steel and Sky) expired.

Capital Expenditures
Drydock
    The following table summarizes drydock activity during the six months ended June 30, 2021

Drydock	Handymax			MR			LR1			LR2			Total
Cost in thousands of U.S. dollars	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost
Drydock in-progress at December 31, 2020			$—			$9			1,411			$1,565			$2,985
Costs incurred in 2021 (1)			774			(261)			6,205			7,530			14,248
Drydock completed in 2021 (2)	—	—	(14)	—	—	(257)	6	151	6,674	6	255	7,226	12	406	13,629
Drydock in-progress at June 30, 2021			$788			$5			$942			$1,869			$3,604
(1) Cost includes additional amounts for vessels completed in prior periods and adjustments to amounts accrued in prior periods.
(2) Includes 112 offhire days from 2020. Offhire days also include offhire days for installations of BWTS and / or scrubbers. Cost includes additional amounts and adjustments to amounts accrued for vessels completed in prior periods.
As our fleet ages, our drydock expenses will likely increase. Ongoing costs for compliance with environmental regulations and society classification survey costs are a component of our vessel operating costs. With the exception of the recent ratification of the ballast water treatment convention and the IMO's sulfur emissions regulations which were effective starting from January 1, 2020 as described in "Item 3. Key Information - D. Risk Factors," and "Item 4. Information on the Company - B. Business Overview", respectively, in our Annual Report for the year ended December 31, 2020 on Form 20-F filed with the SEC on March 31, 2021, we are not currently aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our results of operations or financial condition.
Ballast Water Treatment Systems and Scrubbers
In July 2018, we executed an agreement to purchase 55 ballast water treatment systems from an unaffiliated third-party supplier for total consideration of $36.2 million. These systems are expected to be installed over the next five years, as each respective vessel under the agreement is due for its International Oil Pollution Prevention, or IOPP, renewal survey.
We expect to retrofit the substantial majority of our vessels with exhaust gas cleaning systems, or scrubbers. The scrubbers will enable our ships to use high sulfur fuel oil, which is less expensive than low sulfur fuel oil, in certain parts of the world. From August 2018 through November 2018, we entered into agreements with two separate suppliers to retrofit a total of 77 of our tankers with such systems for total consideration of $116.1 million (which excludes installation costs). In June and September 2019, we exercised the option to retrofit 14 and seven additional vessels, respectively, with scrubbers for total consideration of $30.3 million. In April 2020, we reached an agreement with one of our counterparties to postpone the purchase and installation of scrubbers on 19 of our vessels. In February 2021, we signed an agreement to retain the option to purchase these scrubbers through February 2023. In August 2021, we declared options to purchase and install scrubbers on six vessels (five LR1s and an LR2). The scrubbers are expected to be installed within the first half of 2022. Deposits paid for these systems are reflected as investing cash flows within the unaudited condensed consolidated statement of cash flows and are included in Other assets as part of Non-current assets on the balance sheet.
The following table summarizes the Company's BWTS activity during the six months ended June 30, 2021:

Ballast Water Treatment System	Handymax			MR			LR1			LR2			Total
Cost in thousands of U.S. dollars	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost
BWTS in-progress at December 31, 2020			$—			$170			—			$5			$175
Costs incurred in 2021 (1)			(107)			197			—			(18)			72
BWTS completed in 2021 (2)	—	—	(107)	—	—	71	—	—	—	—	—	(27)	—	—	(63)
BWTS in-progress at June 30, 2021			$—			$296			$—			$14			$310
(1) Cost includes additional amounts for vessels completed in prior periods and adjustments to amounts accrued in prior periods. No interest was capitalized during the six months ended June 30, 2021.

(2) Cost includes additional amounts and adjustments to amounts accrued for vessels completed in prior periods.
    The following table summarizes scrubber activity during the six months ended June 30, 2021:

Scrubbers	Handymax			MR			LR1			LR2			Total
Cost in thousands of U.S. dollars	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost
Scrubber in-progress at December 31, 2020			$—			$3,109			739			$1,501			$5,349
Costs incurred in 2021 (1)			—			143			42			3,359			3,544
Scrubber completed in 2021 - notional drydock (2)			—			—			—			150			150
Scrubber completed in 2021 (3)	—	—	—	—	—	145	—	—	16	1	83	4,606	1	83	4,767
Scrubber in-progress at June 30, 2021			$—			$3,107			$765			$104			$3,976
(1) Cost includes additional amounts for vessels completed in prior periods and adjustments to amounts accrued in prior periods. No interest was capitalized during the six months ended June 30, 2021.
(2) For a newly installed scrubber, a notional component of approximately 10% is allocated from the scrubber's cost. The notional scrubber cost is estimated by us, based on the expected related costs that the Company will incur for this equipment at the next scheduled drydock date and relates to the replacement of certain components and maintenance of other components. This notional scrubber cost is carried separately from the cost of the scrubber. Subsequent costs are recorded at actual cost incurred. The notional component of the scrubber is depreciated on a straight-line basis to the next estimated drydock date.
(3) Includes offhire days from 2020. Offhire days include offhire days for installations of BWTS and / or scrubbers. Cost includes additional amounts and adjustments to amounts accrued for vessels completed in prior periods.
The following table is a timeline of future expected payments and dates for our commitments to purchase scrubbers and BWTS as of June 30, 2021 (1):

In thousands of U.S. dollars	As of June 30, 2021
Less than 1 month	$—
1-3 months	7,371
3 months to 1 year	8,216
1-5 years	12,083
5+ years	—
Total	$27,670
(1)    These amounts are subject to change as installation times are finalized. The amounts presented exclude installation costs.

Tabular Disclosure of Contractual Obligations
The following table sets forth our total contractual obligations at June 30, 2021:

	Less than	1 to 3	3 to 5	More than
In thousands of U.S. dollars	1 year	years	years	5 years
Secured bank loans (1)	$171,126	$288,729	$294,650	$—
Principal obligations under sale and leaseback arrangements(1)	162,725	318,849	427,199	610,896
Principal obligations under IFRS 16 - lease liabilities(1)	55,025	111,273	88,741	348,393
Estimated interest payments on secured bank loans (2)	18,518	25,873	10,800	—
Estimated interest payments on sale and leaseback arrangements(2)	60,664	113,274	87,948	38,165
Estimated interest payments on IFRS 16 - lease liabilities(2)	22,471	43,891	40,244	24,042
Technical management fees (3)	16,152	—	—	—
Commercial management fees (4)	16,514	—	—	—
BWTS purchase commitments (5)	437	2,058	—	—
Scrubber purchase commitments (6)	15,150	10,025	—	—
Convertible notes (7)	69,695	—	202,930	—
Convertible notes - estimated interest payments (8)	8,091	12,000	53,629	—
Senior Notes due 2025 - principal payments (9)	—	—	58,757	—
Senior Notes due 2025 - estimated interest payments (10)	4,113	8,226	4,113	—
Total	$620,681	$934,198	$1,269,011	$1,021,496

(1)Represents principal payments due on our secured credit facilities, sale and leaseback arrangements and IFRS 16 - lease liabilities, as described above in the Long-Term Debt Obligations and Credit Arrangements section of this report. These payments are based on our outstanding borrowings as of June 30, 2021.
(2)Represents estimated interest payments on our secured credit facilities and sale and leaseback arrangements. These payments were estimated by taking into consideration: (i) the margin on each credit facility and (ii) the forward interest rate curve calculated from interest swap rates, as published by a third party, as of June 30, 2021.
The forward curve was calculated as follows as of June 30, 2021:

Year 1	0.20%
Year 2	0.49%
Year 3	1.09%
Year 4	1.38%	(A)
Year 5	1.70%
Year 6	1.75%	(A)
Year 7	1.94%
Year 8	1.85%	(A)
Year 9	1.95%	(A)
Year 10	2.06%

(A)Third party published interest swap rates were unavailable. As such, we interpolated these rates using the averages of the years in which swap rates were published.

Interest was estimated using the rates mentioned above multiplied by the amounts outstanding under our various credit facilities using the balance as of June 30, 2021 and taking into consideration the scheduled amortization of such facilities going forward until their respective maturities. As of June 30, 2020, the weighted-average margin on our variable rate financing was (i) 2.36% on our secured credit facilities, (ii) 3.65% on our sale and leaseback liabilities, and (iii) 3.50% on our IFRS 16 - lease liabilities. Additionally, the following sale and leaseback liabilities and IFRS 16 - lease liabilities do not have a variable interest component: BCFL Lease Financing (MRs); $116.0 Million Lease Financing; the scrubber portion of BCFL Lease Financing (LR2s); and IFRS 16 - Leases - 3 MR. Accordingly, the interest portion of these arrangements was calculated using the implied interest rate in these agreements.
(3)Our technical manager, SSM, charges fees for its services pursuant to a Master Agreement. Under the terms of the Master Agreement, the termination fees are subject to a notice period of three months and a payment equal to three months of management fees which would be due and payable upon the sale of a vessel, so long as such termination does not amount to a change of control of the Company, including a sale of all or substantially all vessels, in which case a payment equal to 24 months of management fees will apply.
(4)Our commercial manager, SCM, charges $250 per vessel per day for LR2 vessels, $300 per vessel per day for LR1 vessels and $325 per vessel per day for MR and Handymax vessels plus a 1.50% commission on gross revenue for vessels that are in one of the Scorpio Pools. When the vessels are not in the Scorpio Pools, we pay SCM $250 per vessel per day for LR1 and LR2 vessels and $300 per vessel per day for Handymax and MR vessels plus a 1.25% commission on gross revenue.
These fees are subject to a notice period of three months and a payment equal to three months of management fees which would be due and payable upon the sale of a vessel, so long as such termination does not amount to a change of control of the Company, including a sale of all or substantially all vessels, in which case a payment equal to 24 months of management fees will apply.
(5)Represents obligations as of June 30, 2021 under our agreements to purchase BWTS as described in the section above entitled "Capital Expenditures". These amounts exclude installation costs and are subject to change as installation times are finalized.
(6)Represents obligations as of June 30, 2021 under our agreement to purchase scrubbers as described in the section above entitled "Capital Expenditures". These amounts reflect only those firm commitments as of June 30, 2021 and exclude installation costs and potential payments under any purchase options that may be exercised in the future. Furthermore, the timing of these payments is subject to change as installation times are finalized.
(7)Represents the principal due at maturity of our Convertible Notes due 2022 and Convertible Notes due 2025, which includes the Accreted Principal Amount (as described above under the section entitled Long-Term Debt Obligations and Credit Arrangements) incurred, as of June 30, 2021. The Convertible Notes due 2022 mature in May 2022 and the Convertible Notes due 2025 mature in May 2025.
(8)Represents estimated coupon interest payments on our Convertible Notes due 2022 and Convertible Notes due 2025. The Convertible Notes due 2022 and Convertible Notes due 2025 bear interest at coupon rates of 3.00% per annum. The Convertible Notes due 2025 are also expected to pay the remaining Accreted Principal Amount upon maturity at 125.3% of par, or, approximately, 5.5202% per annum. The Accreted Principal Amount that has accrued through June 30, 2021 is reflected as a principal payment in the above table, whereas the amount that remains to be accrued is reflected as future interest.
(9)Represents the principal due at maturity on our Senior Notes due 2025 as of June 30, 2021. The Senior Notes due 2025 mature in June 2025.
(10)Represents estimated coupon interest payments on our Senior Notes due 2025 as of June 30, 2021. These notes bear interest at a coupon rate of 7.00%.

OFF-BALANCE-SHEET ARRANGEMENTS
As of June 30, 2021, we are committed to purchase scrubbers and BWTS through various suppliers. These commitments are described in the section above entitled "Capital Expenditures".
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our unhedged variable-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we will use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our variable-rate debt and are not for speculative or trading purposes.
Based on the floating rate debt at June 30, 2021, a one-percentage point increase in the floating interest rate would increase interest expense by $26.6 million per year. The following table presents the due dates for the principal payments on our fixed and floating rate debt and IFRS 16 - Leases:

	As of June 30, 2021
	Less than	1 to 3	3 to 5	More than
In thousands of U.S. dollars	1 year	years	years	5 years
Principal payments floating rate debt (unhedged)	$353,603	$646,552	$703,084	$959,289
Principal payments fixed rate debt	104,968	72,299	369,193	—
Total principal payments on outstanding debt	$458,571	$718,851	$1,072,277	$959,289
Spot Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Pools. We currently do not have any vessels employed on time charter contracts. Additionally, we have the ability to remove our vessels from the Scorpio Pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating income by $23.4 million and $22.6 million for the six months ended June 30, 2021 and 2020, respectively.
Foreign Exchange Rate Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. dollar as its functional currency. Consequently, virtually all of our revenues and the majority of our operating expenses are in U.S. dollars. However, we incur some of our combined expenses in other currencies, particularly the Euro. The amount and frequency of some of these expenses (such as vessel repairs, supplies and stores) may fluctuate from period to period. Depreciation in the value of the U.S. dollar relative to other currencies will increase the U.S. dollar cost of us paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.
There is a risk that currency fluctuations will have a negative effect on our cash flows. We have not entered into any hedging contracts to protect against currency fluctuations. However, we have some ability to shift the purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice. We may seek to hedge this currency fluctuation risk in the future.
Bunker Price Risk
Our operating results are affected by movement in the price of fuel oil consumed by our vessels – known in the industry as bunkers. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce profitability. We do not hedge our exposure to bunker price risk.
Inflation
We do not expect inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

CRITICAL JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY
In the application of accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
The significant judgments and estimates are as follows:
Revenue recognition
We generate revenue from vessels operating in pools, in the spot market, or on time charter. Revenue recognition for time charters and pools is generally not as complex or as subjective as voyage charters (spot voyages). Time charters are for a specific period of time at a specific rate per day.  Of these revenue streams, revenue generated in the spot market is within the scope of IFRS 15 - Revenue from Contracts with Customers, which we adopted on January 1, 2018.  Revenue generated from time charters and from pooling arrangements were unaffected by the application of this standard and are considered leases which are accounted for under IFRS 16 - Leases, described below.
Under IFRS 15 - Revenue from Contracts with Customers, the time period over which revenue is recognized has changed from the previous accounting standard, as the performance obligation has been identified as the transportation of cargo from one point to another.  Therefore, in a spot market voyage under IFRS 15 - Revenue from Contracts with Customers, revenue is recognized on a pro-rata basis commencing on the date that the cargo is loaded and concluding on the date of discharge.  Moreover, costs incurred in the fulfillment of a voyage charter are deferred and amortized over the course of the charter if they (i) relate directly to such charter, (ii) generate or enhance resources to be used in meeting obligations under the charter and (iii) are expected to be recovered.
IFRS 16 - Leases, was issued by the IASB on January 13, 2016. IFRS 16 - Leases applied to an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2019. IFRS 16 - Leases amends the definition of what constitutes a lease to be a contract that conveys the right to control the use of an identified asset if the lessee has both (i) the right to obtain substantially all of the economic benefits from the use of the identified asset and (ii) the right to direct the use of the identified asset throughout the period of use. We have determined that our existing pool and time charter-out arrangements meet the definition of leases under IFRS 16 - Leases, with the Company as lessor, on the basis that the pool or charterer enters into transportation contracts with their customers, and thereby enjoys the economic benefits derived from such arrangements. Furthermore, the pool or charterer can direct the use of a vessel (subject to certain limitations in the pool or charter agreement) throughout the period of the contract.
Moreover, under IFRS 16 - Leases, we are also required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In time charter-out or pool arrangements, we have determined that the lease component is the vessel and the non-lease component is the technical management services provided to operate the vessel. Each component is quantified on the basis of the relative stand-alone price of each lease component; and on the aggregate stand-alone price of the non-lease components.
These components are accounted for as follows:
•All fixed lease revenue earned under these arrangements is recognized on a straight-line basis over the term of the lease.
•Lease revenue earned under our pool arrangements is recognized as it is earned, since it is 100% variable.
•The non-lease component is accounted for as services revenue under IFRS 15 - Revenue from Contracts with Customers. This revenue is recognized “over time” as the customer (i.e. the pool or the charterer) is simultaneously receiving and consuming the benefits of the service.
IFRS 16 - Leases also amended the existing accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is 12 months or less.
Vessel impairment
We evaluate the carrying amounts of our vessels and vessels under construction to determine whether there is any indication that those vessels have suffered an impairment loss. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss (if any).
Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. As part of our process of assessing the fair value less costs to sell of the vessel, we obtain vessel valuations from leading, independent and internationally recognized ship brokers on an semi-annual basis or when there is an indication that an asset or assets may be impaired. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use. Likewise, if there is an indication that an impairment loss recognized in prior periods no longer exists or may have decreased, the need for recognizing an impairment reversal is assessed by comparing the carrying amount of the vessels to the latest estimate of recoverable amount.
Vessel lives and residual value
The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation and impairment. We depreciate our vessels to their residual value on a straight-line basis over their estimated useful lives of 25 years. The estimated useful life of 25 years is management’s best estimate and is also consistent with industry practice for similar vessels. The residual value is estimated as the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four year scrap market rate average at the balance sheet date.
An increase in the estimated useful life of a vessel or in its scrap value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or scrap value would have the effect of increasing the annual depreciation charge.
When regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted to end at the date such regulations become effective. The estimated salvage value of the vessels may not represent the fair market value at any one time since market prices of scrap values tend to fluctuate.
Deferred drydock cost
We recognize drydock costs as a separate component of the vessels’ carrying amounts and amortize the drydock cost on a straight-line basis over the estimated period until the next drydock. We use judgment when estimating the period between drydocks performed, which can result in adjustments to the estimated amortization of the drydock expense. If the vessel is disposed of before the next drydock, the remaining balance of the deferred drydock is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period when contracted. We expect that our vessels will be required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard and parts and supplies used in making such repairs. In deferred drydocking costs, we only include those direct costs that are incurred as part of the drydocking to meet regulatory requirements and expenditures that add economic life to the vessel, increase the vessel’s earnings capacity, or improve the vessel’s efficiency. Direct costs include shipyard costs as well as the costs of placing the vessel in the shipyard. Expenditures for normal maintenance and repairs, whether incurred as part of the drydocking or not, are expensed as incurred.

SCORPIO TANKERS INC. AND SUBSIDIARIES

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
June 30, 2021 and December 31, 2020

		As of
In thousands of U.S. dollars	Notes	June 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents		$282,229	$187,511
Accounts receivable	2	31,730	33,017
Prepaid expenses and other current assets	3	10,450	12,430
Inventories		8,396	9,261
Total current assets		332,805	242,219
Non-current assets
Vessels and drydock	4	3,925,151	4,002,888
Right of use assets for vessels	5	784,770	807,179
Other assets	6	97,445	92,145
Goodwill		8,900	8,900
Restricted cash	7	5,293	5,293
Total non-current assets		4,821,559	4,916,405
Total assets		$5,154,364	$5,158,624
Current liabilities
Current portion of long-term bank debt and bonds	10	233,259	172,705
Sale and leaseback liability	10	158,082	131,736
IFRS 16 - lease liability	5	54,386	56,678
Accounts payable	8	12,302	12,863
Accrued expenses	9	23,699	32,193
Total current liabilities		481,728	406,175
Non-current liabilities
Long-term bank debt and bonds	10	824,401	971,172
Sale and leaseback liability	10	1,342,415	1,139,713
IFRS 16 - lease liability	5	548,407	575,796
Total non-current liabilities		2,715,223	2,686,681
Total liabilities		3,196,951	3,092,856
Shareholders’ equity
Issued, authorized and fully paid-in share capital:
Common stock, $0.01 par value per share; 150,000,000 shares authorized; 58,369,516 and 58,093,147 issued and outstanding shares as of June 30, 2021 and December 31, 2020, respectively.	11	659	656
Additional paid-in capital	11	2,857,024	2,850,206
Treasury shares	11	(480,172)	(480,172)
Accumulated deficit	11	(420,098)	(304,922)
Total shareholders’ equity		1,957,413	2,065,768
Total liabilities and shareholders’ equity		$5,154,364	$5,158,624
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Statements of Income or Loss
For the six months ended June 30, 2021 and 2020

		For the six months ended June 30,
In thousands of U.S. dollars except per share and share data	Notes	2021	2020
Revenue
Vessel revenue	14	$273,607	$600,407
Operating expenses
Vessel operating costs	15	(163,900)	(161,221)
Voyage expenses		(2,781)	(7,125)
Depreciation - owned or sale and leaseback vessels	4	(98,006)	(94,943)
Depreciation - right of use assets for vessels	5	(22,041)	(26,806)
General and administrative expenses	19	(26,884)	(36,010)
Total operating expenses		(313,612)	(326,105)
Operating (loss) / income		(40,005)	274,302
Other (expense) and income, net
Financial expenses	16	(69,973)	(83,892)
Loss on Convertible Notes exchange	10	(5,504)	—
Financial income		412	860
Other expenses, net		(106)	(702)
Total other expense, net		(75,171)	(83,734)
Net (loss) / income		$(115,176)	$190,568
Attributable to:
Equity holders of the parent		$(115,176)	$190,568
(Loss) / Earnings per share
Basic	17	$(2.12)	$3.48
Diluted	17	$(2.12)	$3.21
Basic weighted average shares outstanding	17	54,388,504	54,747,345
Diluted weighted average shares outstanding	17	54,388,504	61,801,095

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
For the six months ended June 30, 2021 and 2020

In thousands of U.S. dollars except share data	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Accumulated deficit	Total
Balance as of January 1, 2020	58,202,400	$646	$2,842,446	$(467,057)	$(399,046)	$1,976,989
Net income for the period	—	—	—	—	190,568	190,568
Issuance of restricted stock, net of forfeitures	469,280	5	(5)		—	—
Amortization of restricted stock, net of forfeitures			15,355	—	—	15,355
Dividends paid, $0.20 per share (1)	—	—	(11,739)	—	—	(11,739)
Net proceeds from issuance of common shares pursuant to the at the market program	137,067	1	2,574	—	—	2,575
Equity issuance costs	—	—	(8)	—	—	(8)
Balance as of June 30, 2020	58,808,747	$652	$2,848,623	$(467,057)	$(208,478)	$2,173,740

Balance as of January 1, 2021	58,093,147	$656	$2,850,206	$(480,172)	$(304,922)	$2,065,768
Net loss for the period	—	—	—	—	(115,176)	(115,176)
Issuance of restricted stock, net of forfeitures	276,369	3	(3)	—	—	—
Amortization of restricted stock, net of forfeitures	—	—	12,483	—	—	12,483
Dividends paid, $0.20 per share (1)	—	—	(11,646)	—	—	(11,646)
Equity component of issuance of Convertible Notes due 2025 (See Note 10)	—	—	7,502	—	—	7,502
Write off of equity portion of Convertible Notes due 2022 (See Note 10)	—	—	(1,518)	—	—	(1,518)
Equity issuance costs	—	—	—	—	—	—
Balance as of June 30, 2021	58,369,516	$659	$2,857,024	$(480,172)	$(420,098)	$1,957,413
(1) The Company's policy is to distribute dividends from available retained earnings first and then from additional paid in capital.
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Cash Flow Statements
For the six months ended June 30, 2021 and 2020

		For the six months ended June 30,
In thousands of U.S. dollars	Notes	2021	2020
Operating activities
Net (loss) / income		$(115,176)	$190,568
Depreciation - owned or sale and leaseback vessels	4	98,006	94,943
Depreciation - right of use assets for vessels	5	22,041	26,806
Amortization of restricted stock	11	12,483	15,355
Amortization of deferred financing fees	10	3,689	3,086
Write-off of deferred financing fees and unamortized discounts on sale and leaseback facilities	10	1,326	313
Accretion of Convertible Notes	10	5,384	4,565
Accretion of fair value measurement on debt assumed from historical acquisitions	10	1,686	1,742
Loss on Convertible Notes exchange	10	5,504	—
		34,943	337,378
Changes in assets and liabilities:
Decrease / (increase) in inventories		866	(1,160)
Decrease / (increase) in accounts receivable		1,287	(36,748)
(Increase) / decrease in prepaid expenses and other current assets		(1,933)	1,998
(Increase) / decrease in other assets		(297)	666
Decrease in accounts payable		(297)	(5,423)
Decrease in accrued expenses		(8,647)	(4,616)
		(9,021)	(45,283)
Net cash inflow from operating activities		25,922	292,095
Investing activities
Drydock, scrubber, ballast water treatment system and other vessel related payments (owned, finance leased and bareboat-in vessels)		(27,308)	(119,805)
Net cash outflow from investing activities		(27,308)	(119,805)
Financing activities
Principal repayments on debt and sale and leaseback obligations		(341,449)	(381,657)
Issuance of debt		367,578	318,194
Debt issuance costs		(9,124)	(9,706)
Principal repayments on IFRS 16 lease liabilities		(28,674)	(41,668)
Issuance of Convertible Notes		119,419	—
Gross proceeds from issuance of common stock		—	2,601
Equity issuance costs		—	(26)
Dividends paid		(11,646)	(11,739)
Net cash inflow / ( outflow) from financing activities		96,104	(124,001)
Increase in cash and cash equivalents		94,718	48,289
Cash and cash equivalents at January 1,		187,511	202,303
Cash and cash equivalents at June 30,		$282,229	$250,592
Supplemental information:
Interest paid (which includes $1.0 million of interest capitalized during the six months ended June 30, 2020. No interest expenses were capitalized during the six months ended June 30, 2021.)		$57,143	$75,848
Additionally, we completed the following non-cash transactions during the six months ended June 30, 2021 and 2020:

•In March 2021 and June 2021, we completed the exchange of approximately $62.1 million and $19.4 million, respectively, in aggregate principal amount of Convertible Notes due 2022 for approximately $62.1 million and $19.4 million, respectively in aggregate principal amount of new 3.00% Convertible Notes due 2025 (the "Convertible Notes due 2025") pursuant to separate, privately negotiated, agreements with certain holders of the Convertible Notes due 2022, which we refer to as the 2021 Convertible Notes Exchanges. These transactions are described in Note 10.
•During the six months ended June 30, 2020, we took delivery of three MR vessels as part of the Trafigura Transaction (defined in Note 5), which included the assumption of obligations under bareboat charter agreements of $103.6 million (whose obligations are recorded as part of our $670.0 Million Lease Financing).
•During the six months ended June 30, 2020, we recognized a $1.6 million right of use asset and a corresponding $1.6 million lease liability upon the modification of bareboat charter-in agreements on three Handymax vessels.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements

1.General information and significant accounting policies
Company
Scorpio Tankers Inc. and its subsidiaries (together “we”, “our” or the “Company”) are engaged in the seaborne transportation of refined petroleum products in the international shipping markets. Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands on July 1, 2009. On April 6, 2010, we closed on our initial public offering, and our common stock currently trades on the New York Stock Exchange under the symbol STNG.
Our fleet as of June 30, 2021 consisted of 131 owned, sale and leaseback, or bareboat chartered-in product tankers (14 Handymax, 63 MR, 12 LR1 and 42 LR2).
Our vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, which is majority owned by the Lolli-Ghetti family of which Mr. Emanuele Lauro, our founder, Chairman and Chief Executive Officer, and Mr. Filippo Lauro, our Vice President, are members. SCM’s services include securing employment for the vessels in our fleet, in pools, in the spot market, and on time charters.
Our vessels are technically managed by Scorpio Ship Management S.A.M., or SSM, which is majority owned by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.
We also have an administrative services agreement with Scorpio Services Holding Limited, or SSH, which is majority owned by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space, which are contracted to subsidiaries of SSH. We pay our managers fees for these services and reimburse them for direct or indirect expenses that they incur in providing these services.
Basis of accounting
The unaudited condensed consolidated financial statements have been presented in United States dollars (“USD” or “$”), which is the functional currency of Scorpio Tankers Inc. and all of its subsidiaries.
The unaudited condensed consolidated financial statements for the six months ended June 30, 2021 have been prepared in accordance with International Accounting Standard, or IAS 34, Interim Financial Statements, as issued by the International Accounting Standards Board, or IASB, using the same accounting policies as adopted in the preparation of the consolidated financial statements for the year ended December 31, 2020. These unaudited condensed consolidated interim financial statements do not include all of the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards or IFRS.
Going concern
The unaudited condensed consolidated financial statements have been prepared in accordance with the going concern basis of accounting as described further in the "Liquidity risk" section of Note 18.
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. We manage liquidity risk by maintaining adequate reserves and borrowing facilities and by continuously monitoring forecast and actual cash flows. Liquidity risks can manifest themselves when economic conditions deteriorate or when we have significant maturities of our financial instruments.
The financing for one vessel under our Citi / K-Sure Credit Facility of $19.3 million is scheduled to mature in March 2022. Additionally, during the second quarter of 2022, the following maturities are scheduled: (i) the financing for three vessels under the Citi/K-Sure Credit Facility of $57.6 million in aggregate, (ii) the Convertible Notes due 2022 of $69.7 million, and (iii) one vessel under the ING Credit Facility of $12.6 million in aggregate. Inclusive of these maturities and other scheduled debt payments, the overall gross current debt balance is $458.6 million.
While we believe our current financial position is adequate to address these cash outflows, a deterioration in economic conditions could cause us to breach the covenants under our financing arrangements and could have a material adverse effect on our business, results of operations, cash flows and financial condition. These circumstances could cause us to seek covenant waivers from our lenders and to pursue other means to raise liquidity, such as through the sale of vessels or in the capital markets, to meet our obligations.

Adoption of new and amended IFRS and International Financial Reporting Interpretations Committee interpretations
No significant standards and interpretations were adopted during the six months ended June 30, 2021.
Standards and interpretations adopted during the six months ended June 30, 2020
•Amendments to IAS 1 and IAS 8 - Definition of Material
•Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest Rate Benchmark Reform
The adoption of these standards did not have a significant impact on these consolidated financial statements.
2.     Accounts receivable
The following is a table summarizing our accounts receivable as of June 30, 2021 and December 31, 2020:

	As of
In thousands of U.S. dollars	June 30, 2021	December 31, 2020
Scorpio MR Pool Limited	$13,866	$9,751
Scorpio LR2 Pool Limited	8,819	10,698
Scorpio LR1 Pool Limited	3,477	2,367
Scorpio Handymax Tanker Pool Limited	1,656	3,597
Scorpio Commercial Management S.A.M.	—	284
Receivables from related parties	27,818	26,697

Freight and time charter receivables	2,846	—
Insurance receivables	405	5,259
Other receivables	661	1,061
	$31,730	$33,017
Scorpio MR Pool Limited, Scorpio LR2 Pool Limited, Scorpio Handymax Tanker Pool Limited, and Scorpio LR1 Pool Limited, or the Scorpio Pools, are related parties, as described in Note 12. Amounts due from the Scorpio Pools relate to income receivables and receivables for working capital contributions, which are expected to be collected within one year. The amounts receivable from the Scorpio Pools as of December 31, 2020 includes $1.1 million of working capital contributions made on behalf of our four bareboat chartered-in Handymax vessels to the Scorpio Pools. The leases on these Handymax vessels expired in March 2021, and the working capital contributions were subsequently repaid by the Scorpio Pools.
Freight and time charter receivables represent amounts collectible from customers for our vessels operating on time charter or in the spot market.
We consider that the carrying amount of accounts receivable approximates their fair value due to the relative short maturity thereof. Accounts receivable are non-interest bearing. Our accounts receivable mostly consist of accounts receivable from the Scorpio Pools. We have never experienced a historical credit loss of amounts due from the Scorpio Pools and all amounts are considered current. Accordingly, there is no reserve for expected credit losses.
3.     Prepaid expenses and other assets
The following is a table summarizing our prepaid expenses and other current assets as of June 30, 2021 and December 31, 2020:

	As of
In thousands of U.S. dollars	June 30, 2021	December 31, 2020
SSM - prepaid vessel operating expense	$4,535	$3,975
Prepaid vessel operating expenses - third parties	2,028	1,757
Prepaid insurance	1,762	574
Prepaid interest	—	4,035
Other prepaid expenses	2,125	2,089
	$10,450	$12,430

4.     Vessels and drydock
Operating vessels and drydock
The following is a rollforward of the activity within Vessels and drydock from January 1, 2021 through June 30, 2021.

In thousands of U.S. dollars	Vessels	Drydock	Total
Cost
As of January 1, 2021	$4,773,502	$132,474	$4,905,976
Additions (1)	5,871	14,398	20,269
Fully depreciated assets (2)	—	(16,396)	(16,396)
As of June 30, 2021	4,779,373	130,476	4,909,849

Accumulated depreciation
As of January 1, 2021	(849,355)	(53,733)	(903,088)
Charge for the period	(84,723)	(13,283)	(98,006)
Fully depreciated assets (2)	—	16,396	16,396
As of June 30, 2021	(934,078)	(50,620)	(984,698)
Net book value
As of June 30, 2021	$3,845,295	$79,856	$3,925,151

Net book value
As of December 31, 2020	$3,924,147	$78,741	$4,002,888
(1)Additions during the six months ended June 30, 2021 primarily relate to the various costs relating to drydocks, ballast water treatment system, and scrubber installations.
(2)Represents the write-offs of fully depreciated equipment and notional drydock costs on certain of our vessels.
The following is a summary of the cost types that were capitalized during the six months ended June 30, 2021:

In thousands of U.S. dollars	Drydock (1)	Notional component of scrubber	Total drydock additions	Scrubber (1)	BWTS (1)	Other equipment	Capitalized interest	Total vessel additions
Handymax	$774	$—	$774	$—	$(107)	$3	$—	$(104)
MR	(261)	—	(261)	143	197	637	—	977
LR1	6,205	—	6,205	42	—	156	—	198
LR2	7,530	150	7,680	3,209	(18)	1,609	—	4,800
	$14,248	$150	$14,398	$3,394	$72	$2,405	$—	$5,871
(1)Additions during the six months ended June 30, 2021 includes new costs and adjustments to costs accrued in prior periods relating to drydocks, ballast water treatment system, and scrubber installations.
Ballast Water Treatment Systems
In July 2018, we executed an agreement to purchase 55 ballast water treatment systems, or BWTS, from an unaffiliated third-party supplier for total consideration of $36.2 million. These systems have been, or are expected to be, installed through 2023 as each respective vessel under the agreement is due for its International Oil Pollution Prevention, or IOPP, renewal survey. Costs capitalized for these systems include the cost of the base equipment that we have contracted to purchase in addition to directly attributable installation costs. We estimate the useful life of these systems to be for the duration of each vessel's remaining useful life and are depreciating the equipment and related installation costs on this basis.

Exhaust Gas Cleaning Systems or Scrubbers
We previously commenced a program to retrofit the majority of our vessels with exhaust gas cleaning systems, or scrubbers. The scrubbers enable our vessels to use high sulfur fuel oil, which is less expensive than low sulfur fuel oil, in certain parts of the world. From August 2018 through November 2018, we entered into agreements with two separate unaffiliated third-party suppliers to retrofit a total of 77 of our vessels with such systems for total consideration of $116.1 million (which excludes installation costs). We also obtained options to retrofit additional tankers under these agreements. In June and September 2019, we exercised the option to retrofit an additional 14 and seven of our vessels, respectively, with scrubbers for total consideration of $30.3 million (which excludes installation costs).
Costs capitalized for these systems include the cost of the base equipment that we have contracted to purchase in addition to directly attributable installation costs. We estimate the useful life of these systems to be for the duration of each vessel's remaining useful life, with the exception of approximately 10% of the equipment cost, which is estimated to require replacement at each vessel's next scheduled drydock. This amount has been allocated as a notional component upon installation.
As of June 30, 2021, we have retrofitted a total of 79 of our vessels with scrubbers and 50 vessels with BWTS. The following table is a timeline of future expected payments and dates for our commitments to purchase scrubbers and BWTS as of June 30, 2021 (1):

In thousands of U.S. dollars	As of June 30, 2021
Less than 1 month	$—
1-3 months	7,371
3 months to 1 year	8,216
1-5 years	12,083
5+ years	—
Total	$27,670
(1)These amounts are subject to change as installation times are finalized. The amounts presented exclude installation costs.
In April 2020, we reached an agreement with a counterparty to postpone the purchase and installation of scrubbers on 19 of our vessels.
In February 2021, we amended the agreement with respect to the purchase of scrubbers on 19 of our vessels to extend the availability period to purchase these scrubbers. There are two guaranteed payments under the contract, which gives us the right, but not the obligation, to acquire a minimum of 11 and maximum of 19 scrubbers.
Carrying values of vessels
At each balance sheet date, we review the carrying amounts of vessels and drydock costs and right of use assets for vessels to determine if there is any indication that these amounts have suffered an impairment loss. If such indication exists, the recoverable amount of the vessels and related drydock costs is estimated in order to determine the extent of the impairment loss (if any). Recoverable amount is the higher of fair value less costs to sell and value in use. As part of this evaluation, we consider certain indicators of potential impairment, such as market conditions including forecast time charter rates and values for second-hand product tankers, discounted projected vessel operating cash flows and our overall business plans.
As of June 30, 2021, we reviewed the carrying amount of our vessels and right of use assets to determine whether there was an indication that these assets had suffered an impairment. First, we assess the fair value less the cost to sell of our vessels by taking into consideration vessel valuations from leading, independent and internationally recognized ship brokers. If the carrying value exceeds the vessel’s fair value less selling costs, an indicator of impairment exists. We also consider sustained weakness in the product tanker market as an impairment indicator. If we determine that impairment indicators exist, then we prepare a value in use calculation where we estimate each vessel’s future cash flows.
The value in use calculations were primarily based on (i) our best estimate of forecasted vessel revenue through the use of a combination of the latest forecast, published time charter rates for the next three years and a 2.34% growth rate (which is based on published historical and forecast inflation rates) in freight rates in each period through the vessel's 15th year of useful life, and then matched to the absolute growth in expenses in each period thereafter, (ii) our best estimate of vessel operating expenses and drydock costs, which are based on our most recent forecasts for the next three years and a 2.34% growth rate in each period thereafter, and (iii) the evaluation of other inputs such as the vessel's remaining useful life, residual value and utilization rate. These cash flows were then discounted to their present value using a pre-tax discount rate of 7.16% (7.24% at December 31, 2020). The pre-tax discount rate is determined by the evaluation of internal and external inputs such as our cost of debt, capital structure, the risk-free rate, market risk premium and industry volatility in relation to the overall market.

As part of our value in use calculations, we considered the ongoing impact of the COVID-19 pandemic. The onset of the COVID-19 pandemic in March 2020 triggered extreme volatility in the oil markets which led to a build-up of global oil and refined petroleum product inventories. In June 2020, as underlying oil markets stabilized and global economies began to recover, the excess inventories that built up during this period began to slowly unwind. Nevertheless, global demand for oil and refined petroleum products remained subdued as governments around the world continued to impose travel restrictions and other measures in an effort to curtail the spread of the virus. These market conditions had an adverse impact on the demand for our vessels beginning in the third quarter of 2020 and continuing through the first half of 2021. In spite of this, during the second quarter of 2021, the easing of restrictive measures and successful roll-out of vaccines in certain countries served as a catalyst for an economic recovery in many developed countries throughout the world. Consequently, oil prices reached multi-year highs and inventories of refined petroleum products continued to be depleted. While these conditions were insufficient to stimulate spot TCE rates during the six months ended June 30, 2021 (given the uneven nature of the global economic recovery, and the restrictions that remain in place in parts of the world with low vaccine uptake), long term sentiment remains positive given the trajectory of the recovery. The published time charter rates that underpin our value in use calculations are a reflection of this market sentiment, as average time charter rates as of June 30, 2021 remained firm in spite of the near-term headwinds. This positive long-term outlook is of particular benefit to our value in use calculations, given that our vessels had an average age of 5.5 years as of June 30, 2021.
We expect that the COVID-19 pandemic will continue to cause volatility in the commodities markets, particularly as new variants continue to spread. The scale and duration of these circumstances is unknowable but could have a material impact on our earnings, cash flow and financial condition for the remainder of 2021 and 2022.
At June 30, 2021, our operating fleet consisted of 131 owned, finance leased or right of use asset (leases accounted for under IFRS 16 - Leases) vessels, and we performed value in use calculations on all vessels (which we have designated as cash generating units).
•15 vessels had fair values less costs to sell in excess of their carrying amount. As such, there were no indicators of impairment for these vessels.
•113 vessels had fair values less costs to sell less than their carrying amount. Accordingly, we performed value in use calculations for these vessels. There were no instances where the present value of the operating cash flows was less than the carrying amount and therefore, no impairment charge was recorded.
•3 right of use vessels were not required to have valuations from third party brokers. We performed value in use calculations for these vessels, and there were no instances where the present value of the operating cash flows was less than the carrying amount. Therefore, no impairment charge was recorded.
The impairment test that we conduct is most sensitive to variances in the discount rate and future time charter rates. Based on the sensitivity analysis performed for June 30, 2021, a 100 basis point increase in the discount rate would result in no vessels being impaired. Alternatively, a 5.0% decrease in forecasted time charter rates would result in five LR1 vessels being impaired for an aggregate $2.6 million loss.
It is our belief that our base case value in use calculations, through the use of independently published time charter rates for the first three years of the analysis, form an objective approximation of forward looking cash flows based on the most recent available data in the market (which incorporates market views on the trajectory of the COVID-19 pandemic, among other factors). We believe that this approach is more advantageous to a historical average approach, which does not incorporate such perspectives and is also based on time periods when vessel operating expenses were lower (which contrasts with our calculations, where we project gradual increases in vessel operating expenses).

5.     Right of use assets and related lease liabilities
During the six months ended June 30, 2021, we had bareboat charter-in commitments on seven vessels under fixed rate bareboat agreements and 19 vessels under variable rate bareboat agreements. All of these agreements are being accounted for under IFRS 16 - Leases which amended the previous accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is 12 months or less. The bareboat charters on four of the fixed rate Handymax vessels expired in March 2021.
The following is the activity of the right of use assets from January 1, 2021 through June 30, 2021:

In thousands of U.S. dollars		Vessels	Drydock	Total
Cost
	As of January 1, 2021	$853,690	$23,562	$877,252
	Other (1)	(349)	—	(349)
	Fully depreciated assets (1)	(17,095)	—	(17,095)
	As of June 30, 2021	836,246	23,562	859,808

Accumulated depreciation and impairment
	As of January 1, 2021	(63,636)	(6,437)	(70,073)
	Charge for the period	(19,569)	(2,472)	(22,041)
	Other (1)	(19)	—	(19)
	Fully depreciated assets (1)	17,095	—	17,095
	As of June 30, 2021	(66,129)	(8,909)	(75,038)
Net book value
	As of June 30, 2021	$770,117	$14,653	$784,770
Net book value
	As of December 31, 2020	$790,054	$17,125	$807,179
(1)     This amount represents the adjustment of the lease term and write-off of fully depreciated right of use assets related to the bareboat charters on four of the fixed rate Handymax vessels that expired in March 2021.
Vessels recorded as right of use assets derive income from subleases through time charter-out and pool arrangements. For the six months ended June 30, 2021 and 2020, sublease income of $46.3 million and $109.3 million, respectively, is included in Vessel revenue.
The following table summarizes the payments made for the six months ended June 30, 2021 and June 30, 2020 relating to lease liabilities accounted for under IFRS 16 - Leases:

	For the six months ended June 30,
In thousands of U.S. dollars	2021	2020
Interest expense recognized in the unaudited condensed consolidated statements of income or loss	$12,096	$15,631
Principal repayments recognized in unaudited condensed consolidated cash flow statements	28,674	41,668
Net decrease / (increase) in accrued interest expense	39	(153)
Net (decrease) in prepaid interest expense	(45)	(335)
Total payments on lease liabilities under IFRS 16	$40,764	$56,811
The undiscounted remaining future minimum lease payments under bareboat charter-in arrangements that were accounted as lease liabilities under IFRS 16 - Leases as of June 30, 2021 were $734.1 million. The obligations under these agreements will be repaid as follows:

As of
In thousands of U.S. dollars	June 30, 2021
Less than 1 year	$77,497
1 - 5 years	284,151
5+ years	372,435
Total	$734,083
Discounting effect	(130,651)
Prepaid interest expense	(639)
Lease liability	$602,793
During the six months ended June 30, 2021 and 2020, we did not recognize any expenses under time and bareboat charter agreements that were accounted for as operating leases.
6.    Other assets

	As of
In thousands of U.S. dollars	June 30, 2021	December 31, 2020
Scorpio LR2 Pool Ltd. pool working capital contributions (1)	$35,700	$35,700
Scorpio MR Tanker Pool Ltd. pool working capital contributions(1)	25,200	25,200
Scorpio Handymax Tanker Pool Ltd. pool working capital contributions (2)	5,661	5,661
Scorpio LR1 Pool Ltd. pool working capital contributions (1)	6,600	6,600
Working capital contributions to Scorpio Pools	73,161	73,161

Deposits for scrubbers (3)	10,542	5,617
Seller's credit on sale leaseback vessels (4)	10,488	10,192
Investment in BWTS supplier (5)	1,751	1,751
Capitalized loan fees (6)	1,503	1,424
Other assets	$97,445	$92,145

(1)    Upon entrance into the Scorpio LR2, LR1 and MR Pools, all vessels are required to make initial working capital contributions of both cash and bunkers. Initial working capital contributions are repaid, without interest, upon a vessel’s exit from the pool. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned vessels, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within Other Assets on the unaudited condensed consolidated balance sheets. For time chartered-in vessels we classify the amounts as current (within Accounts Receivable) or non-current (within Other Assets) according to the expiration of the contract.
(2)    Upon entrance into the Scorpio Handymax Tanker Pool, all vessels are required to make initial working capital contributions of both cash and bunkers. Initial working capital contributions are repaid, without interest, upon a vessel's exit from each pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned vessels, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within Other Assets on the consolidated balance sheets. For time chartered-in vessels we classify the amounts as current (within Accounts Receivable) or non-current (within Other Assets) according to the expiration of the contract.
(3)    From August 2018 through September 2019, we entered into agreements with two separate suppliers to retrofit a total of 98 of our vessels with scrubbers for total consideration of $146.6 million (which excludes installation costs). Deposits paid for these systems are reflected as investing cash flows within the unaudited condensed consolidated statement of cash flows. In February 2021, we signed an agreement to retain the option to purchase these scrubbers through February 2023.
(4)    The seller's credit on sale leaseback vessels represents the present value of the deposits of $4.35 million per vessel ($13.1 million in aggregate) that was retained by the buyer as part of the sale and operating leasebacks of STI Beryl, STI Le Rocher and STI Larvotto which occurred in April 2017. This deposit will either be applied to the purchase price of the vessel if a purchase option is exercised or refunded to us at the expiration of the agreement. The present value of this deposit has been calculated based on the interest rate that is implied in the lease, and the carrying value will accrete over the life of the lease, through interest income, until expiration. We recorded $0.3 million as interest income as part of these agreements during each of the six months ended June 30, 2021 and 2020.
(5)    In July 2018, we executed an agreement to purchase 55 ballast water treatment systems from an unaffiliated third-party supplier for total consideration of $36.2 million. These systems have been installed, or are expected to be installed, through 2023 as each respective vessel under the agreement is due for its IOPP renewal survey. Upon entry into this agreement, we also obtained a minority equity interest in this supplier for no additional consideration. We have determined that of the total consideration of $36.2 million, $1.8 million is attributable to the minority equity interest.
(6)    Represents upfront loan fees on credit facilities or lease financings that are expected to be used to partially finance the purchase and installation of scrubbers or refinance the indebtedness on certain vessels. These fees are reclassified as deferred financing fees (net of Debt) when the tranche of the loan to which the vessel relates is drawn.
7.     Restricted cash
Restricted cash as of June 30, 2021 primarily represents debt service reserve accounts that must be maintained as part of the terms and conditions of our Citibank/K-Sure Credit Facility, ABN AMRO/K-Sure Credit Facility and Bank of Communications Financial Leasing (LR2s). The funds in these accounts will be applied against the principal balance of these facilities upon maturity.
8.     Accounts payable
The following is a table summarizing our accounts payable as of June 30, 2021 and December 31, 2020:

	As of
In thousands of U.S. dollars	June 30, 2021	December 31, 2020
Scorpio Ship Management S.A.M. (SSM)	$2,086	$902
Scorpio Services Holding Limited (SSH)	427	404
Scorpio MR Pool Limited	246	230
Amounts due to a related party port agent	96	42
Scorpio LR1 Pool Limited	33	—
Scorpio Handymax Tanker Pool Limited	24	2
Scorpio Commercial Management S.A.M. (SCM)	22	58
Scorpio LR2 Pool Limited	12	338
Accounts payable to related parties	2,946	1,976

Suppliers	9,356	10,887
	$12,302	$12,863
The majority of accounts payable is settled with a cash payment within 90 days. No interest is charged on accounts payable. We consider that the carrying amount of accounts payable approximates fair value.

9.     Accrued expenses
The following is a table summarizing our accrued expenses as of June 30, 2021 and December 31, 2020:

	As of
In thousands of U.S. dollars	June 30, 2021	December 31, 2020
Accrued expenses to a related party port agent	$392	$313
Scorpio MR Pool Limited	25	375
Scorpio Commercial Management S.A.M. (SCM)	18	—
Scorpio Ship Management S.A.M (SSM)	51	33
Scorpio Handymax Tanker Pool Limited	2	—
Scorpio LR1 Pool Limited	1	—
Accrued expenses to related parties	489	721

Suppliers	13,417	15,938
Accrued interest	4,492	4,282
Accrued short-term employee benefits	3,408	11,231
Other accrued expenses	1,893	21
	$23,699	$32,193
10.     Current and long-term debt
The following is a roll forward of the activity within debt (current and non-current), by facility, for the six months ended June 30, 2021:

		Activity				Balance as of June 30, 2021 consists of:
In thousands of U.S. dollars	Carrying Value as of December 31, 2020	Drawdowns	Repayments	Other Activity(1)	Carrying Value as of June 30, 2021	Current	Non-Current
KEXIM Credit Facility	$15,932	$—	$(15,932)	$—	$—	$—	$—
ING Credit Facility	191,348	2,128	(161,090)	—	32,386	16,354	16,032
2018 NIBC Credit Facility	31,066	—	(31,066)	—	—	—	—
Credit Agricole Credit Facility	80,676	—	(4,283)	371	76,764	7,862	68,902
ABN AMRO / K-Sure Credit Facility	40,587	—	(1,926)	344	39,005	3,190	35,815
Citibank / K-Sure Credit Facility	84,478	—	(4,208)	871	81,141	81,141	—
ABN / SEB Credit Facility	97,856	—	(21,692)	—	76,164	10,117	66,047
Hamburg Commercial Credit Facility	40,315	—	(1,645)	—	38,670	3,292	35,378
Prudential Credit Facility	50,378	—	(2,773)	—	47,605	5,546	42,059
2019 DNB / GIEK Credit Facility	52,563	—	(3,556)	—	49,007	7,113	41,894
BNPP Sinosure Credit Facility	94,733	1,915	(5,167)	—	91,481	10,334	81,147
2020 $225 Million Credit Facility	208,890	—	(10,501)	—	198,389	21,001	177,388
2021 $21.0 Million Credit Facility	—	21,000	(585)	—	20,415	2,340	18,075
Ocean Yield Lease Financing	137,399	—	(5,515)	90	131,974	11,213	120,761
BCFL Lease Financing (LR2s)	83,974	3,814	(5,228)	258	82,818	10,529	72,289
CSSC Lease Financing	136,949	—	(5,464)	(254)	131,231	11,418	119,813
CSSC Scrubber Lease Financing	4,443	—	(1,960)	—	2,483	2,352	131
BCFL Lease Financing (MRs)	77,748	5,779	(7,100)	—	76,427	15,244	61,183
2018 CMBFL Lease Financing	124,993	—	(6,504)	—	118,489	13,007	105,482
$116.0 Million Lease Financing	103,801	1,926	(4,840)	—	100,887	10,315	90,572
AVIC Lease Financing	119,732	—	(6,663)	—	113,069	13,327	99,742
China Huarong Lease Financing	110,250	10,000	(8,417)	—	111,833	16,833	95,000
$157.5 Million Lease Financing	123,800	—	(7,071)	—	116,729	14,143	102,586
COSCO Lease Financing	68,750	—	(3,850)	—	64,900	7,700	57,200
2020 CMBFL Lease Financing	44,573	—	(1,621)	—	42,952	3,242	39,710

2020 TSFL Lease Financing	47,250	—	(1,661)	—	45,589	3,321	42,268
2020 SPDBFL Lease Financing	96,500	—	(6,125)	—	90,375	6,496	83,879
2021 AVIC Lease Financing	—	96,352	(1,808)	—	94,544	7,252	87,292
2021 CMBFL Lease Financing	—	79,050	(1,225)	—	77,825	6,520	71,305
2021 TSFL Lease Financing	—	57,663	(1,096)	—	56,567	4,380	52,187
2021 CSSC Lease Financing	—	57,400	(877)	—	56,523	5,262	51,261
IFRS 16 - Leases - 7 Handymax	2,247	—	(1,879)	(368)	—	—	—
IFRS 16 - Leases - 3 MR	36,936	—	(3,765)	—	33,171	7,895	25,276
$670.0 Million Lease Financing	593,291	—	(23,030)	—	570,261	47,130	523,131
Unsecured Senior Notes Due 2025	28,100	30,551	—	6	58,657	—	58,657
Convertible Notes Due 2022	140,713	—	—	(74,188)	66,525	66,525	—
Convertible Notes Due 2025	—	119,419	—	76,844	196,263	—	196,263
	$3,070,271	$486,997	$(370,123)	$3,974	$3,191,119	$452,394	$2,738,725
Less: deferred financing fees and prepaid interest	(22,471)	(8,800)	—	1,102	(30,169)	(6,667)	(23,502)
Total	$3,047,800	$478,197	$(370,123)	$5,076	$3,160,950	$445,727	$2,715,223
(1)    Relates to non-cash accretion or amortization of (i) debt or lease obligations assumed as part of the 2017 merger with Navig8 Product Tankers Inc. ("NPTI"), which were recorded at fair value on the closing dates, (ii) amortization and write-offs of deferred financing fees, (iii) accretion of our Convertible Notes due 2022 and Convertible Notes due 2025 of $2.9 million and $2.5 million, respectively, and (iv) the impact of the 2021 Convertible Notes Exchanges (described below) whereby the amounts in the above table reflect the carrying amounts of the debt portions of each of the Convertible Notes due 2022 and Convertible Notes due 2025 that were exchanged.
Interest expense on all of our borrowings that has been incurred and is unpaid as of June 30, 2021 is accrued within Accrued Expenses (see Note 9).
We were in compliance with all of the financial covenants set forth under the above borrowing arrangements as of June 30, 2021.
Drawdowns from existing facilities
In January 2021, we executed an agreement to extend the availability period for future drawdowns on our BNPP Sinosure Credit Facility to June 15, 2022 from March 15, 2021. In March 2021, we drew down $1.9 million from our BNPP Sinosure Credit Facility (equally split between the Sinosure portion and the commercial portion of the credit facility) to partially finance the purchase and installation of a scrubber on an MR product tanker. This borrowing bears interest at LIBOR plus a margin of 1.80% for the Sinosure portion and 2.80% for the commercial portion. As a result of this drawdown, the scheduled semi-annual principal payments on this facility increased by $0.1 million to $5.2 million (for all tranches drawn).
In January 2021, we drew down $10.0 million from our China Huarong Lease Financing to partially finance the purchase and installations of scrubbers on five MR product tankers. These borrowings bear interest at LIBOR plus a margin of 3.50% and are scheduled to be repaid in equal quarterly installments of approximately $0.2 million per vessel through November 2023.
In January 2021, we drew down $2.1 million from our ING Credit Facility to partially finance the purchase and installations of scrubbers on two LR2 product tankers. These borrowings bear interest at LIBOR plus a margin of 1.95% and were scheduled to be repaid in equal quarterly installments of approximately $0.2 million per vessel through June 2022. These borrowings were repaid in May 2021 as part of the 2021 CSSC Lease Financing described below.

In January 2021, we drew down an aggregate of $11.4 million, which consisted of (i) $3.8 million under the BCFL Lease Financing (LR2s); (ii) $5.8 million under the BCFL Lease Financing (MRs) and (iii) $1.9 million under the $116 Million Lease Financing to partially finance the purchase and installations of scrubbers on six product tankers. All of these scrubber related borrowings are scheduled to be repaid over a period of three years from each drawdown date in fixed monthly installments (which includes interest) of approximately $50,000 to $60,000 per vessel.
Secured Debt
2021 $21 Million Credit Facility
In February 2021, we drew down $21.0 million on a term loan facility with a European financial institution (the "2021 $21 Million Credit Facility"). The proceeds of this loan facility were used to refinance the outstanding debt on an LR2 product tanker, STI Madison, that was previously financed under our KEXIM Credit Facility. We repaid the outstanding indebtedness of $15.9 million related to this vessel on the KEXIM Credit Facility in January 2021 upon its maturity. The loan facility has a final maturity of December 2022, bears interest at LIBOR plus a margin of 2.65% per annum, and is scheduled to be repaid in equal quarterly installments of approximately $0.6 million, with a balloon payment due upon maturity.
Our 2021 $21 Million Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of not less than $1.0 billion plus (i) 25% of the positive consolidated net income for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate outstanding principal amount of the loans under the credit facility.
Lease Financing
2021 AVIC Lease Financing
In February 2021, we closed on the sale and leaseback of two vessels (STI Memphis and STI Soho) with AVIC International Leasing Co., Ltd. for aggregate proceeds of $44.2 million (the “2021 AVIC Lease Financing”). We repaid the outstanding indebtedness of $30.0 million related to these vessels on the 2018 NIBC Credit Facility as part of these transactions. In March 2021, we closed on the sale and leaseback of two additional vessels (STI Lombard and STI Osceola) under the 2021 AVIC Lease Financing for aggregate proceeds of $53.1 million. We repaid the outstanding indebtedness of $29.6 million related to these vessels on the ING Credit Facility as part of these transactions.
Under the 2021 AVIC Lease Financing, each vessel is subject to a nine-year bareboat charter-in agreement. The lease financings bear interest at LIBOR plus a margin of 3.45% per annum and are scheduled to be repaid in equal aggregate quarterly repayments of approximately $1.8 million. Each agreement contains purchase options to re-acquire each of the subject vessels beginning on the second anniversary date from the delivery date of the respective vessel, with a purchase obligation upon the expiration of each agreement. Additionally, we are required to deposit with the lessor 1% of the borrowing amount, or $1.0 million in aggregate.
Our 2021 AVIC Lease Financing includes financial covenants that require us to maintain:
•Net debt to total capitalization shall not equal or exceed 70%.
•Net worth shall always exceed $650.0 million.
•The aggregate of the fair market value of the vessels provided as collateral under the lease financing shall at all times be no less than 115% of the then aggregate outstanding principal amount on or before the third anniversary date of the delivery of the vessel and 120% thereafter.
2021 CMBFL Lease Financing
In March 2021, we received a commitment to sell and leaseback four Handymax vessels (STI Comandante, STI Brixton, STI Pimlico and STI Finchley) and one MR vessel (STI Westminster) from CMB Financial Leasing Co. Ltd, or CMBFL (the "2021 CMBFL Lease Financing"). In March 2021, we closed on the sale and leaseback of the four aforementioned Handymax vessels under the 2021 CMBFL Lease Financing for aggregate proceeds of $58.8 million and repaid the outstanding indebtedness of $46.7 million related to these vessels on the ING Credit Facility as part of these transactions. In April 2021, we closed on the sale and leaseback of STI Westminster for aggregate proceeds of $20.25 million and repaid the outstanding indebtedness of $16.1 million related to this vessel on the ABN/SEB Credit Facility as part of this transaction.

Under the 2021 CMBFL Lease Financing, each vessel is subject to a seven-year bareboat charter-in agreement. The lease financings bear interest at LIBOR plus a margin of 3.25% per annum for the Handymax vessels and 3.20% per annum for the MR vessel. Each agreement contains purchase options to re-acquire each of the subject vessels beginning on the third anniversary date from the delivery date of the respective vessel, with a purchase option for each vessel upon the expiration of each agreement.
Our 2021 CMBFL Lease Financing includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The fair market value of each vessel leased under the facility shall at all times be no less than 120% of the outstanding balance for such vessel.
2021 TSFL Lease Financing
In March 2021, we closed on the sale and leaseback of three MR vessels (STI Black Hawk, STI Notting Hill and STI Pontiac) with Taiping & Sinopec Financial Leasing Co., Ltd. for aggregate proceeds of $57.7 million (the "2021 TSFL Lease Financing"). We repaid the outstanding indebtedness of $40.7 million related to these vessels on the ING Credit Facility as part of these transactions.
Under the 2021 TSFL Lease Financing, each vessel is subject to a seven-year bareboat charter-in agreement. The lease financings bear interest at LIBOR plus a margin of 3.2% per annum and are scheduled to be repaid in equal quarterly principal installments of approximately $0.4 million per vessel. Each agreement contains purchase options to re-acquire each of the subject vessels beginning on the second anniversary date from the delivery date of the respective vessel, with a purchase option for each vessel upon the expiration of each agreement.
Our 2021 TSFL Lease Financing includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion.
•The fair market value of each vessel leased under the facility shall at all times be no less than 115% of the outstanding balance for such vessel.
2021 CSSC Lease Financing
In May 2021, we closed on the sale and leaseback of two LR2 vessels (STI Grace and STI Jermyn) with CSSC (Hong Kong) Shipping Company Limited (the ‘2021 CSSC Lease Financing’) for aggregate proceeds of $57.4 million. We repaid the aggregate outstanding indebtedness of $36.9 million related to these two vessels on the ING Credit Facility as part of this transaction.
Under the 2021 CSSC Lease Financing, each vessel is subject to a six-year bareboat charter-in agreement. The lease financings bear interest at LIBOR plus a margin of 3.50% per annum and are scheduled to be repaid in equal principal installments of approximately $0.2 million per vessel per month. Each agreement contains purchase options to re-acquire each of the subject vessels beginning on the second anniversary date from the delivery date of the respective vessel, with a purchase obligation for each vessel upon the expiration of each agreement.
Our 2021 CSSC Lease Financing includes a covenant that requires that the fair market value of each vessel leased under the facility shall at all times be no less than 125% of the outstanding balance for such vessel.
Unsecured debt
At the Market Offering Program
In January 2021, we entered into a note distribution agreement (the "Distribution Agreement") with B. Riley Securities, Inc. as the sales agent (the "Agent") under which we may offer and sell, from time to time, up to an additional $75.0 million aggregate principal amount of our 7.00% Senior Notes due 2025 (the "Additional Notes").

Any Additional Notes sold will be issued under that certain indenture pursuant to which we previously issued $28.1 million aggregate principal amount of 7.00% Senior Notes due 2025 (the "Senior Notes due 2025"), on May 29, 2020 (the "Initial Notes"). The Additional Notes will have the same terms as the Initial Notes (other than date of issuance), form a single series of debt securities with the Initial Notes and have the same CUSIP number and be fungible with the Initial Notes immediately upon issuance, including for purposes of notices, consents, waivers, amendments and any other action permitted under the aforementioned indenture. The Senior Notes due 2025 are listed on the NYSE under the symbol “SBBA.”
Sales of the Additional Notes may be made over a period of time, and from time to time, through the Agent, in transactions involving an offering of the Senior Notes due 2025 into the existing trading market at prevailing market prices. During the six months ended June 30, 2021, we issued $30.7 million in aggregate principal amount of Senior Notes due 2025 under the program, resulting in $30.0 million in aggregate net proceeds (net of premium/discount and Agent's commissions and expenses).
Convertible Notes Exchange and New Issuance of Convertible Notes
In March 2021 and June 2021, we completed the exchange of approximately $62.1 million and $19.4 million, respectively, in aggregate principal amount of Convertible Notes due 2022 for approximately $62.1 million and $19.4 million, respectively in aggregate principal amount of new 3.00% Convertible Notes due 2025 (the "Convertible Notes due 2025") pursuant to separate, privately negotiated, agreements with certain holders of the Convertible Notes due 2022, which we refer to as the 2021 Convertible Notes Exchanges. Additionally, in March 2021 and June 2021, we issued and sold $76.1 million and $42.4 million, respectively, in aggregate principal amount of Convertible Notes due 2025 pursuant to separate, privately negotiated, agreements with certain investors in a private offering, which we refer to as the 2021 Convertible Notes Offerings. The Convertible Notes due 2025 that were issued in June 2021 as part of the 2021 Convertible Notes Offerings were issued at 102.25% of par, or $43.3 million, plus accrued interest.
The Convertible Notes due 2025 that were issued in June 2021 have the same terms as (other than date of issuance), form a single series of debt securities with, have the same CUSIP number and are fungible with, the 3.00% Convertible Senior Notes due 2025 that were issued in March 2021, including for purposes of notices, consents, waivers, amendments and any other action permitted under the Indenture.
The Convertible Notes due 2025 are our senior, unsecured obligations and bear coupon interest at a rate of 3.00% per year. Interest is payable semi-annually in arrears on May 15 and November 15 of each year, beginning on May 15, 2021. Additionally, commencing in March 2021, principal will accrete on the principal amount, compounded semi-annually, at a rate equal to approximately 5.5202% per annum, which principal amount, together with any accretions thereon, is the “Accreted Principal Amount”. The Accreted Principal Amount at maturity will equal 125.3% of par, which together with the 3.00% coupon interest rate, compounds to a yield-to-maturity of approximately 8.25%.
The Convertible Notes due 2025 will mature on May 15, 2025, unless earlier converted, redeemed or repurchased in accordance with their terms. The conversion rate of the Convertible Notes due 2025 was initially 26.6617 common shares per $1,000 principal amount of Convertible Notes due 2025 (equivalent to an initial conversion price of approximately $37.507 per common share), and is subject to adjustment upon the occurrence of certain events as set forth in the indenture governing the Convertible Notes due 2025 (such as the payment of dividends). As of June 30, 2021, the conversion rate of the Convertible Notes due 2025 was 26.7879 common shares per $1,000 principal amount of Convertible Notes due 2025 (equivalent to a conversion price of approximately $37.33 per common share).
The Convertible Notes due 2025 are freely convertible at the option of the holder and prior to the close of business on the 5th business day immediately preceding the maturity date. Upon conversion of the Convertible Notes due 2025, holders will receive shares of our common stock. We may, subject to certain exceptions, redeem the Convertible Notes due 2025 for cash, if at any time the per share volume-weighted average price of our common shares equals or exceeds 125.4% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the trading day immediately before the applicable redemption date; and (ii) the trading day immediately before such date of the redemption notice.
The Convertible Notes due 2025 require us to comply with certain covenants such as restrictions on consolidations, mergers or sales of assets. Additionally, if we undergo a fundamental change, as defined in the indenture, holders may require us to repurchase for cash all or any portion of their notes at a fundamental change repurchase price equal to 100% of the Accreted Principal Amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.
Accounting for the 2021 Convertible Notes Exchanges and 2021 Convertible Notes Offerings
We have accounted for the 2021 Convertible Notes Exchanges as extinguishments of the original financial liability and the recognition of a new liability on the basis that the terms of the Convertible Notes due 2022 are substantially different to the terms of the Convertible Notes due 2025. We recorded an aggregate loss on the extinguishment of the Convertible Notes due 2022 of $5.5 million as a result of the 2021 Convertible Notes Exchanges, which primarily arose from (i) the difference between the carrying value and the face value of the Convertible Notes due 2022 on the date of the exchange, and (ii) transaction costs directly attributable to the 2021 Convertible Notes Exchanges. We also determined that the fair value of the equity component of the exchanged portion of the Convertible Notes due 2022 was approximately $1.5 million. This amount was recorded as a reduction to additional paid-in capital as a result of the 2021 Convertible Notes Exchanges.
Upon the March 2021 and June 2021 issuances, we determined the initial carrying value of the liability component of the Convertible Notes due 2025, to be $132.9 million and $60.8 million, respectively. This determination was based on the fair value of a similar liability that does not have any associated conversion feature. We utilized the market pricing on unsecured bonds in the shipping sector as the basis for this determination. The residual value, attributable to the conversion feature, of $5.3 million and $2.4 million, was recorded to Additional paid-in capital upon the March 2021 and June 2021 issuances, respectively. The difference between the fair value of the liability component and the face value of the Convertible Notes due 2025 will accrete over the term of the Convertible Notes due 2025 under the effective interest method and recorded as part of financial expenses. .
The Accreted Principal Amount feature will accrete over the term of the Convertible Notes due 2025 under the effective interest method and recorded as part of financial expenses. The following table sets forth the Accreted Principal Amount per $1,000 principal amount of the Convertible Notes due 2025 per the indenture as of the specified dates during the period from the issue date through the maturity date:

Date	Accreted Principal Amount
March 25, 2021	$100.0000
May 15, 2021	$100.7125
November 15, 2021	$103.3669
May 15, 2022	$106.1308
November 15, 2022	$109.0087
May 15, 2023	$112.0053
November 15, 2023	$115.1255
May 15, 2024	$118.3744
November 15, 2024	$121.7574
May 15, 2025	$125.2798
At June 30, 2021, the carrying values of the liability components of the Convertible Notes due 2022 and Convertible Notes due 2025 were $66.5 million and $196.3 million, respectively.
Convertible Rate Adjustments
On March 2, 2021, the conversion rate of our Convertible Notes due 2022 was adjusted to reflect the payment of a cash dividend on March 15, 2021 to all shareholders of record as of March 2, 2021. The new conversion rate for the Convertible Notes due 2022 was 26.6617 of the Company's common shares, representing an increase of the prior conversion rate of 0.1806 for each $1,000 principal amount of the Convertible Notes due 2022.
On May 21, 2021, the conversion rates of our Convertible Notes due 2022 and Convertible Notes due 2025 were adjusted to reflect the payment of a cash dividend on June 15, 2021 to all shareholders of record as of May 21, 2021. The new conversion rates for each of the Convertible Notes due 2022 and Convertible Notes due 2025 was 26.7879 of the Company's common shares, representing an increase of the prior conversion rate of 0.1262 for each $1,000 principal amount of the Convertible Notes due 2022 and Convertible Notes due 2025.
11.     Common shares
2013 Equity Incentive Plan
In April 2021, we issued 276,369 shares of restricted stock to certain of our employees for no cash consideration. The share price on the issuance date was $18.38 per share. The vesting schedule for these restricted shares is (i) one-third of the shares vest on March 1, 2024, (ii) one-third of the shares vest on March 3, 2025, and (iii) one-third of the shares vest on March 2, 2026.
In June 2021, we reserved an additional 386,883 common shares, par value $0.01 per share, of the Company for issuance pursuant to the 2013 Equity Incentive Plan or "Plan". All other terms of the Plan remained unchanged.

The following is a summary of activity for awards of restricted stock that have been granted under the Plan during the six months ended June 30, 2021.

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and non-vested, December 31, 2020	3,806,773	$24.19
Granted	276,369	18.38
Vested	(362,565)	31.14
Forfeited	—	—
Outstanding and non-vested, June 30, 2021	3,720,577	$23.08
As of June 30, 2021, there were 3,720,577 unvested shares of restricted stock outstanding. Assuming that all the restricted stock will vest, the stock compensation expense in future periods, including that related to restricted stock issued in prior periods will be:

In thousands of U.S. dollars	Employees	Directors	Total
For the period July 1, 2021 through December 31, 2021	$9,844	$596	$10,440
For the year ending December 31, 2022	13,952	488	14,440
For the year ending December 31, 2023	6,951	107	7,058
For the year ending December 31, 2024	2,482	—	2,482
For the year ending December 31, 2025	540	—	540
For the year ending December 31, 2026	58	—	58
	$33,827	$1,191	$35,018
 Dividend Payments
In February 2021, our Board of Directors declared a quarterly cash dividend of $0.10 per common share, which was paid on March 15, 2021 to all shareholders of record as of March 2, 2021.
In May 2021, our Board of Directors declared a quarterly cash dividend of $0.10 per common share, which was paid on June 15, 2021 to all shareholders of record as of May 21, 2021.
$250 Million Securities Repurchase Program
In September 2020, our Board of Directors authorized a new securities repurchase program to purchase up to an aggregate of $250 million of securities (the "$250 Million Securities Repurchase Program") which, in addition to our common shares, currently consist of our Senior Notes due 2025 (NYSE: SBBA), Convertible Notes due 2022 and Convertible Notes due 2025. Any future purchases of the Company’s securities will be made under the new $250 Million Securities Repurchase Program. As of June 30, 2021, there is $250 million available under the new $250 Million Securities Repurchase Program.
There were 7,519,324 common shares held in treasury at June 30, 2021 and December 31, 2020.
At the Market Offering Program
In November 2019, we entered into an “at the market” offering program (the "ATM Equity Program") pursuant to which we may sell up to $100 million of our common shares, par value $0.01 per share. As part of the ATM Program, we entered into an equity distribution agreement dated November 7, 2019 (the “Sales Agreement”), with BTIG, LLC, as sales agent (the “Agent”). In accordance with the terms of the Sales Agreement, we may offer and sell our common shares from time to time through the Agent by means of ordinary brokers’ transactions on the NYSE at market prices, in block transactions, or as otherwise agreed upon by the Agent and the Company.
There is $97.4 million of remaining availability under the ATM Equity Program as of June 30, 2021.
Shares outstanding
As of June 30, 2021, we had 58,369,516 common shares outstanding. These shares provide the holders with dividends and voting rights.

12.     Related party transactions
Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related parties) in the unaudited condensed consolidated statements of income or loss and balance sheets are as follows:

	For the six months ended June 30,
In thousands of U.S. dollars	2021	2020
Pool revenue (1)
Scorpio MR Pool Limited	$131,272	$211,567
Scorpio LR2 Pool Limited	88,278	244,046
Scorpio Handymax Tanker Pool Limited	25,783	76,012
Scorpio LR1 Pool Limited	23,344	56,855
Voyage revenue (2)	—	2,334
Voyage expenses (3)	(1,566)	(3,351)
Vessel operating costs (4)	(17,846)	(16,884)
Administrative expenses (5)	(6,790)	(7,001)

(1)These transactions relate to revenue earned in the Scorpio Pools. The Scorpio Pools are related parties. When our vessels are in the Scorpio Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1 vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus a commission of 1.50% on gross revenue per charter fixture.  These are the same fees that SCM charges other vessels in these pools, including third party owned vessels.
(2)These transactions relate to revenue earned in the spot market on voyages chartered through SSH, a related party affiliate.
(3)Related party expenditures included within voyage expenses in the unaudited condensed consolidated statements of income or loss consist of the following:
•Expenses due to SCM, a related party affiliate, for commissions related to the commercial management services provided by SCM under the commercial management agreement for vessels that are not in one of the Scorpio Pools. SCM’s services include securing employment, in the spot market and on time charters, for our vessels. When not in one of the Scorpio Pools, each vessel pays (i) flat fees of $250 per day for LR1 and LR2 vessels and $300 per day for Handymax and MR vessels and (ii) commissions of 1.25% of their gross revenue per charter fixture.  These expenses are included in voyage expenses in the unaudited condensed consolidated statements of income or loss.
•Bunkers of $1.7 million that were purchased from a related party bunker provider (who was engaged in the procurement of bunkers on our behalf) during the six months ended June 30, 2021. These bunkers were purchased when our vessels were operating in the spot market, outside of the Scorpio Pools. Approximately $1.1 million of these purchases were consumed during the related spot market voyages, and the remaining unconsumed portion was considered a working capital contribution to the pool (see below for a description on the account for working capital contributions to the Scorpio Pools) when the vessels re-joined the pools. Bunkers of $3.3 million were purchased from this provider during the six months ended June 30, 2020, of which $2.6 million were consumed during the period.
(4)Related party expenditures included within vessel operating costs in the unaudited condensed consolidated statements of income or loss consist of the following:

•Technical management fees of $16.4 million and $16.0 million charged by SSM, a related party, during the six months ended June 30, 2021 and 2020, respectively. SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants, and providing technical support. SSM administers the payment of salaries to our crew on our behalf. The crew wages that were administered by SSM (and disbursed through related party subcontractors of SSM) were $75.6 million and $72.8 million during the six months ended June 30, 2021 and 2020, respectively. SSM's fixed annual technical management fee is $175,000 per vessel plus certain itemized expenses in the technical management agreement.
•Vessel operating expenses of $1.5 million and $0.9 million charged by a related party port agent during the six months ended June 30, 2021 and 2020, respectively. SSH has a majority equity interest in a port agent that provides supply and logistical services for vessels operating in its regions.
(5)We have an Amended Administrative Services Agreement with SSH for the provision of administrative staff, office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. We reimburse SSH for direct or indirect expenses that are incurred on our behalf. SSH also arranges vessel sales and purchases for us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio group of companies, or Scorpio.  The expenses incurred under this agreement were recorded in general and administrative expenses in the unaudited condensed consolidated statement of income or loss and consisted of the following:
•The expense for the six months ended June 30, 2021 of $6.8 million included (i) administrative fees of $6.1 million charged by SSH, (ii) restricted stock amortization of $0.7 million, which relates to the issuance of an aggregate of 315,950 shares of restricted stock to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan, and (iii) the reimbursement of expenses of $25,436 to SSH and $2,462 to SCM.
•The expense for the six months ended June 30, 2020 of $7.0 million included (i) administrative fees of $6.3 million charged by SSH, (ii) restricted stock amortization of $0.7 million, which relates to the issuance of an aggregate of 221,900 shares of restricted stock to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan, and (iii) the reimbursement of expenses of $19,772 to SSH and $21,971 to SCM.
We had the following balances with related parties, which have been included in the unaudited condensed consolidated balance sheets:

	As of
In thousands of U.S. dollars	June 30, 2021	December 31, 2020
Assets:
Accounts receivable (due from the Scorpio Pools) (1)	$27,818	$26,413
Accounts receivable and prepaid expenses (SSM) (2)	4,535	4,259
Other assets (pool working capital contributions) (3)	73,161	73,161
Liabilities:
Accounts payable and accrued expenses (SSM)	2,137	935
Accounts payable and accrued expenses (related party port agent)	488	355
Accounts payable and accrued expenses (SSH)	427	404
Accounts payable and accrued expenses (owed to the Scorpio Pools)	343	945
Accounts payable and accrued expenses (SCM)	40	58

(1)Accounts receivable due from the Scorpio Pools relate to receivables for revenues earned and receivables from working capital contributions. Working capital contributions for the remaining vessels in the fleet are classified as non-current, within Other Assets. Upon entrance into such pools, all vessels are required to make working capital contributions of both cash and bunkers. Additional working capital contributions can be made from time to time based on the operating needs of the Scorpio Pools. These amounts are accounted for and repaid as follows:
•For vessels in the Scorpio LR2 Pool, Scorpio LR1 Pool, Scorpio MR Pool, and Scorpio Handymax Tanker Pool, the initial contribution amount is repaid, without interest, upon a vessel’s exit from the pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned or lease financed vessels, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the unaudited condensed consolidated balance sheets.
•For time or bareboat chartered-in vessels we classify the initial contributions as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract. Any additional working capital contributions are repaid when sufficient net revenues become available to cover such amounts.
(2)    Accounts receivable and prepaid expenses from SSM relate to advances made for vessel operating expenses (such as crew wages) that will either be reimbursed or applied against future costs.
(3)     Represents the non-current portion of working capital receivables as described above.
Other agreements
Starting in October 2019, we provided guarantees in respect of the payment obligations of a related party bunker provider (who is engaged in the procurement of bunkers on behalf of the Company and the Scorpio Pools) toward its physical suppliers. All of these guarantee agreements have expired as of June 30, 2021 and no amounts were paid to this provider under these agreements during the six months ended June 30, 2021.
Key management remuneration
The table below shows key management remuneration for the six months ended June 30, 2021 and 2020:

	For the six months ended June 30,
In thousands of U.S. dollars	2021	2020
Short-term employee benefits (salaries)	$2,663	$6,626
Share-based compensation (1)	9,278	12,013
Total	$11,941	$18,639

(1)Represents the amortization of restricted stock issued under the Plan as described in Note 11.
For the purpose of the table above, key management are those persons who have authority and responsibility for making strategic decisions, and managing operating, financial and legal activities.
We have entered into employment agreements with the majority of our executives. These employment agreements remain in effect until terminated in accordance with their terms upon not less than between 24 months' and 36 months' prior written notice, depending on the terms of the employment agreement applicable to each executive. Pursuant to the terms of their respective employment agreements, our executives are prohibited from disclosing or unlawfully using any of our material confidential information.
Upon a change in control of us, the annual bonus provided under the employment agreement becomes a fixed bonus of between 150% and 250% of the executive’s base salary, and the executive may receive an assurance bonus equal to the fixed bonus, depending on the terms of the employment agreement applicable to each executive.
Any such executive may be entitled to receive upon termination an assurance bonus equal to such fixed bonus and an immediate lump-sum payment in an amount equal to three times the sum of the executive’s then current base salary and the assurance bonus, and he will continue to receive all salary, compensation payments and benefits, including additional bonus payments, otherwise due to him, to the extent permitted by applicable law, for the remaining balance of his then-existing employment period. If an executive’s employment is terminated for cause or voluntarily by the employee, he shall not be entitled to any salary, benefits or reimbursements beyond those accrued through the date of his termination, unless he voluntarily terminated his employment in connection with certain conditions. Those conditions include a change in control combined with a significant geographic relocation of his office, a material diminution of his duties and responsibilities, and other conditions identified in the employment agreement.
By law, our employees in Monaco are entitled to a one-time payment of up to two months salary upon retirement if they meet certain minimum service requirements. Other than as set forth above, there are no material post-employment benefits for our executive officers or directors.

13.     Segment reporting

Information about our reportable segments for the six months ended June 30, 2021 and 2020 is as follows:

For the six months ended June 30, 2021

In thousands of U.S. dollars	LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$23,344	$25,783	$88,278	$136,202	$273,607	$—	$273,607
Vessel operating costs	(14,065)	(19,814)	(50,834)	(79,187)	(163,900)	—	(163,900)
Voyage expenses	16	(479)	(243)	(2,075)	(2,781)	—	(2,781)
Depreciation - owned or sale and leaseback vessels	(10,446)	(10,454)	(40,112)	(36,994)	(98,006)	—	(98,006)
Depreciation - right of use assets for vessels	—	(1,773)	(4,216)	(16,052)	(22,041)	—	(22,041)
General and administrative expenses	(581)	(760)	(2,034)	(3,015)	(6,390)	(20,494)	(26,884)
Financial expenses	—	—	—	—	—	(69,973)	(69,973)
Loss on Convertible Notes exchange	—	—	—	—	—	(5,504)	(5,504)
Financial income	2	—	—	296	298	114	412
Other income and (expense), net	(393)	—	—	(368)	(761)	655	(106)
Segment loss	$(2,123)	$(7,497)	$(9,161)	$(1,193)	$(19,974)	$(95,202)	$(115,176)

For the six months ended June 30, 2020

In thousands of U.S. dollars	LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total

Vessel revenue	$56,855	$76,012	$250,169	$217,371	$600,407	$—	$600,407
Vessel operating costs	(14,818)	(24,904)	(51,286)	(70,213)	(161,221)	—	(161,221)
Voyage expenses	(21)	(296)	(3,551)	(3,257)	(7,125)	—	(7,125)
Depreciation - owned or sale and leaseback vessels	(10,100)	(10,625)	(38,593)	(35,625)	(94,943)	—	(94,943)
Depreciation - right of use assets for vessels	—	(7,595)	(4,268)	(14,943)	(26,806)	—	(26,806)
General and administrative expenses	(573)	(1,047)	(1,881)	(2,970)	(6,471)	(29,539)	(36,010)
Financial expenses	—	—	—	—	—	(83,892)	(83,892)
Financial income	92	9	2	280	383	477	860
Other expenses, net	—	—	—	—	—	(702)	(702)
Segment income or loss	$31,435	$31,554	$150,592	$90,643	$304,224	$(113,656)	$190,568

14.     Vessel revenue

During the six months ended June 30, 2021 and 2020, we did not have any vessels that earned revenue through long-term time charter contracts (with initial terms of one year or greater). The vessels that did not have long-term time charter contracts earned revenue from the Scorpio Pools or in the spot market.

Revenue Sources

	For the six months ended June 30,
In thousands of U.S. dollars	2021	2020
Pool revenue	$268,677	$588,480
Time charter revenue	—	—
Voyage revenue (spot market)	4,930	11,927
	$273,607	$600,407
Seasonality
The tanker market is typically stronger in the winter months of the northern hemisphere as a result of increased oil consumption but weaker in the summer months of the northern hemisphere as a result of lower oil consumption and refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during April to September and stronger during October to March.
The market conditions brought on by the COVID-19 pandemic outweighed traditional seasonal patterns during each of the six months ended June 30, 2021 and 2020.
During the six months ended June 30, 2020, the onset of the COVID-19 pandemic in March 2020 resulted in a sharp reduction in economic activity and a corresponding reduction in the global demand for oil and refined petroleum products. This period of time was marked by extreme volatility in the oil markets and the development of a steep contango in the prices of oil and refined petroleum products. Consequently, an abundance of arbitrage and floating storage opportunities opened up, which resulted in record increases in spot TCE rates late in the first quarter of 2020 and throughout the second quarter of 2020. These market dynamics, which were driven by arbitrage trading rather than underlying consumption, led to a build-up of global oil and refined petroleum product inventories.
During the six months ended June 30, 2021, global demand for oil and refined petroleum products remained subdued as governments around the world continued to impose travel restrictions and other measures in an effort to curtail the spread of the virus. These market conditions had an adverse impact on the demand for our vessels beginning in the third quarter of 2020 and continuing through the second quarter of 2021.
We expect that the COVID-19 virus will continue to cause volatility in the commodities markets. The scale and duration of these circumstances is unknowable but could have a material impact on our earnings, cash flow and financial condition in 2021. An estimate of the impact on our results of operations and financial condition cannot be made at this time.
IFRS 16 Lease Revenue
    In accordance with IFRS 16 - Leases, we are required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In time charter-out or pool arrangements, we have determined that the lease component is the vessel and the non-lease component is the technical management services provided to operate the vessel. Each component is quantified on the basis of the relative stand-alone price of each lease component; and on the aggregate stand-alone price of the non-lease components.
    These components are accounted for as follows:
•All fixed lease revenue earned under these time charter-out arrangements is recognized on a straight-line basis over the term of the lease.
•Lease revenue earned under our pool arrangements is recognized as it is earned, since it is 100% variable.
•The non-lease component is accounted for as services revenue under IFRS 15. This revenue is recognized “over time” as the customer (i.e. the pool or the charterer) is simultaneously receiving and consuming the benefits of the service.
    The following table summarizes the lease and non-lease components of revenue from time charter-out and pool revenue during the six months ended June 30, 2021 and 2020. These figures are not readily quantifiable as our contracts (with the Scorpio Pools or under time charter-out arrangements) do not separate these components. We do not view our pool and time charter-out revenue as two separate streams of revenue. Nevertheless, we have estimated these amounts by reference to (i) third party, published time charter rates for the lease component, and (ii) an approximation of the fair market value of vessel operating expenses for the non-lease component.

	For the six months ended June 30,
In thousands of U.S. dollars	2021	2020
Lease component of revenue from time charter-out and pool revenue	$141,722	$384,906
Non-lease component of revenue from time charter-out and pool revenue	126,955	203,574
	$268,677	$588,480

We had no vessels on long term time charter out contracts during the six months ended June 30, 2021 and 2020.
15.     Crewing costs
    The following table summarizes our crew expenses, including crew benefits, during the six months ended June 30, 2021 and 2020, respectively.

	For the six months ended June 30,
In thousands of US dollars	2021	2020
Short-term crew benefits (i.e. wages, victualing, insurance)	$85,799	$87,467
Other crew related costs	11,740	8,784
	$97,539	$96,251

16.     Financial expenses

The following table summarizes our financial expenses for the six months ended June 30, 2021 and 2020, respectively.

	For the six months ended June 30,
In thousands of U.S. dollars	2021	2020
Interest expense on debt, net of capitalized interest (1)	$57,888	$74,186
Write-off of deferred financing fees	1,326	313
Accretion of convertible notes	5,384	4,565
Amortization of deferred financing fees	3,689	3,086
Accretion of premiums and discounts on assumed debt	1,686	1,742
Total financial expenses	$69,973	$83,892

(1)    The decrease in interest expense, net of capitalized interest for the six months ended June 30, 2021, was primarily attributable to a decrease in LIBOR rates as compared to the six months ended June 30, 2020. The onset of the COVID-19 pandemic in March 2020 triggered a collapse in short term LIBOR rates, which underpin all of our variable rate borrowings. The collapse in LIBOR rates occurred subsequent to when the variable interest was set for most of our borrowings during the six months ended June 30, 2020, thus resulting in the decrease as compared to the six months ended June 30, 2021.

17.     Earnings / (loss) per share
The calculation of both basic and diluted earnings / (loss) per share is based on net income / (loss) attributable to equity holders of the parent and weighted average outstanding shares of:

	For the six months ended June 30,
In thousands of U.S. dollars except for share data	2021	2020
Net income / (loss) attributable to equity holders of the parent - basic	$(115,176)	$190,568
Convertible notes interest expense	—	7,617
Net income / (loss) attributable to equity holders of the parent - diluted	$(115,176)	$198,185

Basic weighted average number of shares	54,388,504	54,747,345
Effect of dilutive potential basic shares:
Restricted stock	—	1,778,355
Convertible notes	—	5,275,395
	—	7,053,750
Diluted weighted average number of shares	54,388,504	61,801,095

Earnings / (Loss) Per Share:
Basic	$(2.12)	$3.48
Diluted	$(2.12)	$3.21

During the six months ended June 30, 2021, the inclusion of potentially dilutive shares relating to our Convertible Notes due 2022 and Convertible Notes due 2025 (representing an aggregate of 7,224,568 shares of common stock) and 3,720,577 unvested restricted shares were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.
During the six months ended June 30, 2020, the dilutive effect of 7,053,750 shares relates to 5,295,075 potentially dilutive shares relating to our Convertible Notes due 2022 and 3,699,210 unvested restricted shares.

18.     Financial instruments - financial and other risks
Funding and capital risk management
We manage our funding and capital resources to ensure our ability to continue as a going concern while maximizing the return to shareholders through the optimization of our debt and equity balance.
IFRS 13 requires classifications of fair value measures into Levels 1, 2 and 3. Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The fair values and carrying values of our financial instruments at June 30, 2021 and December 31, 2020, respectively, are shown in the table below.
Categories of Financial Instruments

	As of June 30, 2021		As of December 31, 2020
Amounts in thousands of U.S. dollars	Fair value	Carrying Value	Fair value	Carrying Value
Financial assets
Cash and cash equivalents (1)	$282,229	$282,229	$187,511	$187,511
Restricted cash (2)	5,293	5,293	5,293	5,293
Loans and receivables (3)	31,730	31,730	33,017	33,017
Investment in ballast water treatment supplier (4)	1,751	1,751	1,751	1,751
Working capital contributions to Scorpio Pools (5)	73,161	73,161	73,161	73,161
Sellers credit on sale leaseback vessels (6)	10,488	10,488	10,192	10,192

Financial liabilities
Accounts payable (7)	$12,302	$12,302	$12,863	$12,863
Accrued expenses (7)	23,699	23,699	32,193	32,193
Secured bank loans (8)	741,734	741,734	976,505	976,505
Sale and leaseback liability (9)	1,514,110	1,500,497	1,290,390	1,271,449
IFRS 16 - Lease liability (10)	603,905	602,793	634,707	632,473
Unsecured Senior Notes Due 2025 (11)	58,781	58,757	28,774	28,100
Convertible Notes due 2022 (12)	69,678	69,695	145,647	151,229
Convertible Notes due 2025 (12)	210,857	202,930	—	—
(1)     Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities.
(2)     Restricted cash are considered Level 1 items due to the liquid nature of these assets.
(3)     We consider that the carrying amount of accounts receivable approximate their fair value due to the relative short maturity of these instruments.
(4)    We consider the value of our minority interest in our BWTS supplier (as described in Note 6) to be a Level 3 fair value measurement, as this supplier is a private company and the value has been determined based on unobservable market data (i.e. the proceeds that we would receive if we exercised the put option set forth in the agreement in full). Moreover, we consider that its carrying value approximates fair value given that the value of this investment is contractually limited to the strike prices set forth in the put option that was granted to us and the call option that was granted to the supplier. The difference in the aggregate value of the investment, based on the spread between the exercise prices of the put and call options, is $0.6 million.
(5)    Non-current working capital contributions to the Scorpio Pools are repaid, without interest, upon a vessel’s exit from the pool. For all owned vessels, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within Other Assets on the unaudited condensed consolidated balance sheets.  We consider that their carrying values approximate fair value given that the amounts due are contractually fixed based on the terms of each pool agreement.

(6)    The seller's credit on sale and leaseback vessels represents the present value of the deposits of $4.35 million per vessel ($13.1 million in aggregate) that was retained by the buyer as part of the April 2017 sale and operating leasebacks of STI Beryl, STI Le Rocher and STI Larvotto, which is described in Note 6.  This deposit will either be applied to the purchase price of the vessel if a purchase option is exercised or refunded to us at the expiration of the agreement.  This deposit has been recorded as a financial asset measured at amortized cost.  The present value of this deposit has been calculated based on the interest rate that is implied in the leases, and the carrying value will accrete over the life of the lease using the effective interest method, through interest income, until expiration. We consider that its carrying value approximates fair value given that its value is contractually fixed based on the terms of each lease.
(7)    We consider that the carrying amounts of accounts payable and accrued expenses approximate fair value due to the relative short maturity of these amounts.
(8)     The carrying value of our secured bank loans are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value because (i) the interest rates on these instruments change with, or approximate, market interest rates and (ii) the credit risk of the Company has remained stable. Accordingly, we consider their fair value to be a Level 2 measurement. These amounts are shown net of $9.3 million and $12.3 million of unamortized deferred financing fees as of June 30, 2021 and December 31, 2020, respectively.
(9)    The carrying value of our obligations due under sale and leaseback arrangements are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value because (i) the interest rates on these instruments change with, or approximate, market interest rates and (ii) the credit risk of the Company has remained stable. These amounts are shown net of $11.5 million and $8.7 million of unamortized deferred financing fees as of June 30, 2021 and December 31, 2020, respectively.
(10)    The carrying values of our lease liabilities accounted for under IFRS 16 - Leases are measured at the present value of the minimum lease payments over the lease term, discounted at our incremental borrowing rate. We consider that the carrying value of leases with variable payments approximates fair value because the interest rates on these instruments change with, or approximate, market interest rates. The fair value of leases with fixed payments are measured at the net discounted value of the remaining minimum lease payments using the Company's incremental borrowing rate at June 30, 2021 and December 31, 2020. Accordingly, we consider their fair value to be a Level 2 measurement.
(11)    The carrying value of our Senior Notes due 2025 shown in the table above is their face value. The Senior Notes due 2025 are shown net of $2.1 million of deferred financing fees and $0.1 of unamortized discount on our consolidated balance sheet as of June 30, 2021. The Senior Notes due 2025 are shown net of $1.4 million of deferred financing fees on our consolidated balance sheet as of December 31, 2020. Our Senior Notes due 2025 are quoted on the New York Stock Exchange under the symbol 'SBBA'. We consider their fair value to be a Level 1 measurement due to their quotation on an active exchange.
(12)    The carrying value of our Convertible Notes due 2022 and Convertible Notes due 2025 shown in the table above is their face value. The liability components of the Convertible Notes due 2022 and Convertible Notes due 2025 have been recorded within Long-term debt on the unaudited condensed consolidated balance sheet as of June 30, 2021. The equity component of the Convertible Notes due 2022 and Convertible Notes due 2025 has been recorded within Additional paid-in capital on the unaudited condensed consolidated balance sheet. These instruments are traded in inactive markets and are valued based on quoted prices on the recent trading activity. Accordingly, we consider their fair value to be a Level 2 measurement.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. We manage liquidity risk by maintaining adequate reserves and borrowing facilities and by continuously monitoring forecast and actual cash flows. Liquidity risks can manifest themselves when economic conditions deteriorate or when we have significant maturities of our financial instruments.
Financing risks
The financing for one vessel under our CITI / K-Sure Credit Facility of $19.3 million is scheduled to mature in March 2022. Additionally, during the second quarter of 2022, the following maturities are scheduled: (i) the financing for three vessels under the Citi/K-Sure Credit Facility of $57.6 million in aggregate, (ii) the Convertible Notes due 2022 of $69.7 million, and (iii) one vessel under the ING Credit Facility of $12.6 million in aggregate. While we believe our current financial position is adequate to address the maturity of these instruments, a deterioration in economic conditions could cause us to pursue other means to raise liquidity, such as through the sale of vessels, to meet this obligation.

Economic conditions and COVID-19 risks
Since the beginning of the calendar year of 2020, the outbreak of COVID-19 has spread throughout the world and has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and volatility in the global financial and commodities markets, including oil and refined petroleum products.
Initially, the onset of the COVID-19 pandemic resulted in a sharp reduction of economic activity and a corresponding reduction in the global demand for oil and refined petroleum products. This period of time was marked by extreme volatility in the oil markets and the development of a steep contango in the prices of oil and refined petroleum products. Consequently, an abundance of arbitrage and floating storage opportunities opened up, which resulted in record increases in spot TCE rates during the second quarter of 2020. These market dynamics led to a build-up of global oil and refined petroleum product inventories.
In June 2020, as underlying oil markets stabilized and global economies began to recover, the excess inventories that built up during this period began to slowly unwind. Nevertheless, global demand for oil and refined petroleum products remained subdued as governments around the world continued to impose travel restrictions and other measures in an effort to curtail the spread of the virus. These market conditions had an adverse impact on the demand for our vessels beginning in the third quarter of 2020 and continuing through the first half of 2021. During the second quarter of 2021, the easing of restrictive measures and successful roll-out of vaccines in certain countries served as a catalyst for an economic recovery in many developed countries throughout the world. Consequently, oil prices reached multi-year highs and inventories of refined petroleum products continue to be depleted. While these conditions are favorable for long-term demand growth, they were insufficient to stimulate spot TCE rates during the six months ended June 30, 2021 given the uneven nature of the global economic recovery, and the restrictions that remain in place in parts of the world with low vaccine uptake.
We expect that the COVID-19 pandemic will continue to cause volatility in the commodities markets, particularly as new variants spread. The scale and duration of these circumstances is unknowable but could have a material impact on our earnings, cash flow and financial condition for the remainder of 2021 and 2022. We currently project that we will have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to debt service obligations, obligations under sale and leaseback arrangements, commitments under other leasing arrangements, and commitments under our scrubber and BWTS contracts) for a period of at least twelve months from the date of approval of these unaudited condensed consolidated financial statements.
Accordingly, we continue to adopt the going concern basis in preparing our financial statements.
A protracted extension of the adverse market conditions brought on by the COVID-19 pandemic could cause us to breach the covenants under our financing arrangements and could have a material adverse effect on our business, results of operations, cash flows and financial condition. These circumstances could cause us to seek covenant waivers from our lenders and to pursue other means to raise liquidity, such as through the sale of vessels or in the capital markets, to meet our obligations.

19.     General and administrative expenses
General and administrative expenses decreased by $9.1 million to $26.9 million from $36.0 million for the six months ended June 30, 2021 and 2020, respectively. This decrease was primarily driven by a decrease in restricted stock amortization and compensation expenses.
20.     Subsequent events
Declaration of dividend
In August 2021, our Board of Directors declared a quarterly cash dividend of $0.10 per common share, which was paid on September 29, 2021 to all shareholders of record as of September 9, 2021.
Convertible Notes due 2022 and 2025
In September 2021, the conversion rates of the Convertible Notes due 2022 and Convertible Notes due 2025 were adjusted to reflect the payment of a cash dividend on September 29, 2021 to all shareholders of record as of September 9, 2021. The new conversion rates for each of the Convertible Notes due 2022 and Convertible Notes due 2025 is 26.9419 of the Company’s common shares, representing an increase of the prior conversion rates of 0.1540 shares for each $1,000 principal amount of the Convertible Notes due 2022 and Convertible Notes due 2025.
At the Market Offering Program of Senior Notes due 2025
During the third quarter of 2021 through September 29, 2021, we issued $9.5 million in aggregate principal amount of Senior Notes due 2025 under the Distribution Agreement for Additional Notes, resulting in $9.3 million in aggregate net proceeds (net of underwriters commissions and expenses).
Scrubber purchases
In August 2021, we declared options to purchase and install scrubbers on six vessels (five LR1s and an LR2). The scrubbers are expected to be installed within the first half of 2022.
Investment in dual fuel tankers
During the third quarter of 2021, we acquired a minority interest in a portfolio of nine product tankers for approximately $7.0 million. As part of this agreement, we acquired a 50% interest in a joint venture that ultimately has a minority interest in the entities that own the vessels. The portfolio consists of five dual-fuel MR Methanol tankers (built between 2016 and 2021) which, in addition to traditional petroleum products, are designed to both carry methanol as a cargo and to consume it as a fuel, along with four ice class 1A LR1 product tankers. The dual-fuel MR methanol tankers are currently on long-term time charter contracts greater than five years.
CSSC Lease Financing and CSSC Scrubber Lease Financing
In September 2021, we amended and restated the terms of our sale and leaseback arrangement with CSSC (Hong Kong) Shipping Company Limited for five LR2 vessels (STI Gratitude, STI Gladiator, STI Gauntlet, STI Guide and STI Goal). Under the terms of the amended and restated agreement, the borrowing amount increased to $140.7 million from $128.9 million at the time of the transaction, resulting in a net additional borrowing of $11.8 million.
The tenor of the arrangement remained unchanged (with each lease scheduled to expire throughout 2026 and 2027), however, upon notice, we now have the option under the amended and restated arrangement to extend the lease for each vessel by an additional 24 months. The interest under the amended and restated agreement was reduced to LIBOR plus a margin of 3.50% per annum from LIBOR plus a margin of 4.60% and the principal balance is scheduled to be repaid in equal installments of approximately $0.2 million per vessel per month. Each lease also contains purchase options to re-acquire each of the subject vessels beginning on the second anniversary date from the effective date of the amended agreement, with a purchase obligation for each vessel upon the expiration of each agreement.
Our CSSC Lease Financing includes a covenant that requires that the fair market value of each vessel leased under the facility shall at all times be no less than 125% of the outstanding balance for such vessel.